UniCredit Group


09046397

File No. 82 - 3185

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

Milan, June 22nd 2009

SUPPL

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of our "Consolidated quarterly report as at March 31 2009".

With kindest regards, we remain,

Yours faithfully,
UniCredit SpA
Direzione Generale

UniCredit S.p.A
Sede Sociale
Via A. Specchi, 16
00186 Roma

Direzione Generale
Piazza Cordusio
20123 Milano

Capitale Sociale € 8.389.215.286,50 interamente versato – Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredit - Albo dei Gruppi Bancari: cod. 3135.1 - Iscrizione al Registro delle Imprese di Roma, Codice Fiscale e P. IVA n° 00348170101 - Aderente al Fondo Interbancario di Tutela dei Depositi.

6/25

UniCredit Group

OUR COMMITMENT

Consolidated Interim Report as at March 31, 2009

UniCredit S.p.A
Registered Office: Rome, A. Specchi, 16
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register, tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: €7,170,400,150.00 fully paid in

UniCredit Group


OUR COMMITMENT

Consolidated Interim Report as at March 31, 2009

Board of Directors and Board of Statutory Auditors as at March 31, 2009

Board of Directors

Dieter Rampl	**Chairman**
Gianfranco Gutty	**First Deputy Chairman**
Franco Bellei Berardino Libonati Fabrizio Palenzona Anthony Wyand	**Deputy Chairmen**
Alessandro Profumo	**CEO**
Manfred Bischoff Vincenzo Calandra Buonaura Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Max Dietrich Kley Marianna Li Calzi Salvatore Ligresti Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Hans-Jürgen Schinzler Nikolaus von Bomhard Franz Zwickl	**Directors**
Lorenzo Lampiano	**Company Secretary**

Board of Statutory Auditors

Giorgio Loli	**Chairman**
Gian Luigi Francardo Siegfried Mayr Aldo Milanese Vincenzo Nicastro	**Standing Auditors**
Massimo Livatino Giuseppe Verrascina	**Alternate Auditors**
KPMG S.p.A.	**Exsternal Auditors**
Ranieri de Marchis	**Nominated Official in charge of drawing up Company Accounts**

Board of Directors and Board of Statutory Auditors since April 29, 2009

	Chairman
Dieter Rampl	**First Deputy Chairman**
Luigi Castelletti	**Deputy Chairmen**
Farhat Omar Bengdara Vincenzo Calandra Buonaura Fabrizio Palenzona	**CEO**
Alessandro Profumo	**Directors**
Giovanni Belluzzi Manfred Bischoff Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Marianna Li Calzi Salvatore Ligresti Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Lucrezia Reichlin Hans-Jürgen Schinzler Theodor Waigel Anthony Wyand Franz Zwickl	**Company Secretary**
Lorenzo Lampiano	**Company Secretary**

	Board of Statutory Auditors
Giorgio Loli	**Chairman**
Gian Luigi Francardo Siegfried Mayr Aldo Milanese Vincenzo Nicastro	**Standing Auditors**
Massimo Livatino Giuseppe Verrascina	**Alternate Auditors**
KPMG S.p.A.	**Exsternal Auditors**
Marina Natale	**Nominated Official in charge of drawing up Company Accounts**

«Monday morning, my smiling face and the confidence that I am the right person in the right place.
On the front of my desk is a plaque about my customers: SERVE ME THE WAY YOU WANT ME TO SERVE YOU.
This is the golden rule of my commitment, which has given me the power and passion to work every day for the last ten years.»

Agnieszka Kuk
Poland



Paolo Massola
Romania

«Often, at the end of a demanding day of hard work, we feel beat and dead tired and look for the meaning of all this. Often enough we don't need to look very far, because it's there, in our email inbox: a message from an unknown colleague with "a big thank for your help" in the subject field.»



Contents

Consolidated Interim Report

Notes

The following conventional symbols have been used in the tables:

- **a dash** (-) indicates that the item/figure is inexistent;
- **two stops** (..) or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not available.

Unless otherwise indicated, all amounts are in **millions of euros.**

Introduction

Prefatory Note

General Matters
This Consolidated Interim Report at **March 31, 2009** was compiled under § 154-ter Law 195/07 ("TUF") pursuant to EC Directive 204/109/CE on interim reporting and under IFRS as described in the Note to be found at the end of the Report.

In UniCredit's website the press releases concerning the main events of the period and the presentation to the market of the results for the period are to be found.

General Principles
This Report continues previous years' practice of presenting a condensed Balance Sheet and Income Statement compiled following the principles adopted for the 2008 Accounts and interim reports.

The Report also contains:
- Group Highlights
- Reclassified Accounts
- Quarterly Figures

and:
- a Report on Operations
- a Note
- the Statement of the Nominated Official in charge of drawing up the Accounts.

Consolidation Area
In Q1 2009 there were no significant changes. Data has been restated where necessary on a comparable basis to take account of changes in the area of consolidation, scope of operations and reclassification of assets held for disposal under IFRS 5. Changes that occurred between December 2008 and March 2009 refer to thirteen newly included companies in the Bank Austria sub-group, five in the HVB sub-group and a further two companies.

Changes made to enable proper comparison
Transactions carried out in 2008 made prior-year figures not comparable. In order to make the following tables comparable, balance-sheet data relating to the quarters of 2008 have been restated to take account of:
- the completion of Purchase Price Allocation ("PPA") relating to the business combination with the Capitalia group, as presented in the 2008 Accounts and
- the reclassification of the interest in Mediobanca SpA from "Available for sale assets" to "Equity Interests". As noted this transfer was made in respect of the Mediobanca SpA shares originating in Capitalia in line with the noted changes to the governance structure of Mediobanca.

With the same aim of bringing consistency and comparability, 2008 quarterly results have been restated following completion of PPA. The Quarterly Figures table published in the 2008 Accounts also comprised the effects of PPA completion.

Non-Current Assets and Asset Groups Held for Disposal
The main items reclassified as per IFRS 5 under non-current assets and asset groups held for disposal at March 31, 2009 were stakes in IRFIS Mediocredito della Sicilia SpA, Card Complete Services Bank AG and Vereinsbank Victoria Bauspar Aktiengesellshaft.

Segment Reporting
Since the October 1, 2008 regrouping of the Divisions in three business areas: (1) Retail; (2) Corporate & Investment Banking (CIB), Private Banking (PB) and (3) Global Banking Services (GBS). These changes are under completion.

Therefore, this quarterly report retains the former divisional structure, i.e. for the seven business divisions (Retail, Corporate, Private Banking, Asset Management, Markets & Investment Banking, Central Eastern Europe and Poland's Markets) up to profit before tax. For the Central Eastern Europe area (CEE and Poland's Markets), profit after tax for the period is also presented in a specific section of this report.

Reclassification of financial instruments

EC Regulation 1004 dated October 15, 2008 transposed the changes made to IAS 39 and IFRS 7 "Reclassification of financial assets" by the IASB.

These changes applied as from July 1, 2008 and allow, after initial recognition, the reclassification of certain "held for trading" and "available for sale" financial assets.

The following may be reclassified:

- "Held for trading" and "available for sale" financial assets which would have complied with the IFRS definition of loans and receivables (if they had not been recognized as "held for trading" and "available for sale" financial assets on initial recognition), provided that the entity has the intention and ability to hold them for the foreseeable future or to maturity.
- "Only in rare circumstances" held for trading financial assets failed to satisfy the loans and receivables definition on initial recognition and § 2 of the above Regulation noted that "the current financial crisis is considered one of such rare circumstances that may justify the use of this option [sc. reclassification] by the entity".

In H2 2008 and Q1 2009 the Group reclassified "held for trading" financial assets (other than derivatives or financial instruments with embedded derivatives) and "available for sale" financial assets in respect of which there was no intention to sell due to reduced liquidity and continuing market turmoil.

It was considered that given inter alia the good fundamental underlying values the best profit strategy was to retain these assets for the foreseeable future.

There reclassifications therefore more closely align accounting classification and management strategy in light of the changes intention and capability to retain these assets instead of selling them in the short term.

As note, the Directors believe that their intrinsic value is higher than fair value, considering the significant negative impact on the latter of the market's reduced liquidity.

In addition to financial instruments reclassified in 2008, in Q1 2009 further financial assets with a face value of €9,496 million, almost entirely consisting of government, public sector, corporate and financial institutions' bonds (some of the last-named being guaranteed) and Covered Bonds and *Pfandbriefe* (OBGs), were reclassified.

These assets were recognized at fair value on the date of reclassification without reversing the impact on the income statement for "held for trading" financial assets, whereas changes to the fair value of "available for sale" financial assets recognized in equity up to the reclassification date will be amortized over the residual life of the asset.

These assets will subsequently be valued at amortized cost, adjusted where necessary to take account of write-downs and write-backs resulting from valuation.

The following table gives face value, carrying value and fair value at March 31, 2009 by category of reclassified asset as well as the capital loss, gross of the tax effect, which would have been recognized had the reclassification not been made.

Introduction (Continued)

Reclassification of financial instruments (Continued)

Reclassifed financial assets (€ million)

	AMOUNTS AS AT 03.31.2009				
	NOMINAL AMOUNT	CARRYING AMOUNT	FAIR VALUE	FAIR VALUE LOSSES NOT RECOGNIZED IN FIRST QUARTER 2009 DUE TO RECLASSIFICATION (PRE-TAX)	TOTAL FAIR VALUE LOSSES NOT RECOGNIZED DUE TO RECLASSIFICATION (PRE-TAX)
Financial assets reclassified from category "Held for Trading" to "Loans and Receivables":	27,319	26,122	23,508	-182	-2,416
- Structured credit products	*9,909*	*9,035*	*7,162*	*-292*	*-1,761*
- Other debt securities reclassified in 2008	*8,112*	*7,883*	*7,155*	*118*	*-647*
- Other debt securities reclassified in first quarter 2009	*9,298*	*9,204*	*9,191*	*-8*	*-8*
Financial assets reclassified from category "Held for Trading" to "Held to Maturity"	120	133	117	-5	-11
Financial assets reclassified from category "Available for Sale" to "Loans and Receivables"	774	760	748	-4 (*)	-4 (*)
- Other debt securities	*576*	*585*	*579*	*-*	*-*
- Structured credit products reclassified in first quarter 2009	*198*	*175*	*169*	*-4*	*-4*
TOTAL	**28,213**	**27,015**	**24,373**	**-191**	**-2,431**
- of which Financial assets reclassified in first quarter 2009	*9,496*	*9,379*	*9,360*	*-12*	*-12*

(*) amount pertaining to revaluation reserve instead of Profit and Loss.

The application of the amortized cost method to these assets, adjusted where necessary to take into account the credit risk assessment, also involved the recognition of interest receivable amounting to € 77.5 million and write-downs amounting to € 0.5 million in Q1 2009.

Consequently, taking the above amounts into account, the overall pre-tax effect on profit at March 31, 2009 would have been € 264 million had the reclassification not been made.

These effects, aggregated as at the date of reclassification, would have been € 236 million in interest receivable, € 85 million in write-downs and € 1 million in recognized gains on disposal, and thus the overall pre-tax effect on profit would have been a loss of € 2,579 million had the reclassification not been made.

Highlights

Income statement

(€ million)

	Q1 2009	Q1 2008	CHANGE
Operating income	6,562	6,449	+ 1.8%
Operating costs	3,822	4,138	- 7.6%
Operating profit	2,740	2,311	+ 18.6%
Profit before tax	922	1,757	- 47.5%
Net Profit attributable to the Group	**447**	**1,063**	**- 57.9%**

Profitability ratios

	Q1 2009	Q1 2008	CHANGE
ROE[1]	4.0%	9.5%	- 5.4
Cost/income ratio	58.2%	64.2%	- 6.0
EVA (€ million)[2]	-374	12	- 386

Balance sheet main items

(€ million)

	AMOUNTS AS AT 03.31.2009	AMOUNTS AS AT 12.31.2008	CHANGE
Total assets	1,028,294	1,045,612	- 1.7%
Loans and receivables with customers	600,672	612,480	- 1.9%
Deposits from customers and debt securities in issue	577,062	591,290	- 2.4%
Shareholders' equity	**57,258**	**54,999**	**+ 4.1%**

Capital ratios

		AS AT 12.31.2008	
	AS AT 03.31.2009	AFTER CAPITAL STRENGHTENING	BEFORE CAPITAL STRENGHTENING
Core Tier 1/Total risk-weighted assets	6.38%	6.45%	5.87%
Total regulatory capital/Total risk-weighted assets	11.10%	11.40%	10.70%

Staff and branches

	AS AT 03.31.2009	AS AT 12.31.2008	CHANGE
Employees[3]	170,732	174,519	- 3,787
Employees (subsidiaries are consolidated proportionately)	160,257	163,991	- 3,734
Branches[4]	10,131	10,251	- 120

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A	NEGATIVE
Moody's Investors Service	P-1	Aa3	STABLE
Standard & Poor's	A-1	A	STABLE

These figures refer to condensed Balance Sheet and Income Statement.

Notes:

1. Annualized figures, calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge), net of goodwill arising from the business combination with HVB and Capitalia, which were carried out with an exchange of shares and recorded in accordance with IFRS3. ROE figures for 2008 include the effects of completion of PPA and reclassification of Mediobanca Spa interest.
2. Economic Value Added, equal to the difference between NOPAT (net operating profit after taxes) and the cost of capital. 2008 figures include the effects of completion of PPA.
3. "Full time equivalent" data. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.
4. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services branches.

Condensed Accounts

Balance Sheet

Consolidated balance sheet				(€ million)
	AMOUNTS AS AT		CHANGE	
	03.31.2009	12.31.2008	AMOUNT	PERCENT
Assets				
Cash and cash balances	5,674	7,652	- 1,978	- 25.8%
Financial assets held for trading	197,344	204,890	- 7,546	- 3.7%
Loans and receivables with banks	81,317	80,827	+ 490	+ 0.6%
Loans and receivables with customers	600,672	612,480	- 11,808	- 1.9%
Financial investments	63,011	65,222	- 2,211	- 3.4%
Hedging instruments	13,634	8,710	+ 4,924	+ 56.5%
Property, plant and equipment	12,014	11,936	+ 78	+ 0.7%
Goodwill	20,494	20,889	- 395	- 1.9%
Other intangible assets	5,414	5,593	- 179	- 3.2%
Tax assets	12,798	12,392	+ 406	+ 3.3%
Non-current assets and disposal groups classified as held for sale	2,880	1,030	+ 1,850	+ 179.6%
Other assets	13,042	13,991	- 949	- 6.8%
Total assets	**1,028,294**	**1,045,612**	**- 17,318**	**- 1.7%**
Liabilities and shareholders' equity				
Deposits from banks	163,524	177,677	- 14,153	- 8.0%
Deposits from customers and debt securities in issue	577,062	591,290	- 14,228	- 2.4%
Financial liabilities held for trading	169,584	165,335	+ 4,249	+ 2.6%
Financial liabilities designated at fair value	1,688	1,659	+ 29	+ 1.7%
Hedging instruments	12,560	9,323	+ 3,237	+ 34.7%
Provisions for risks and charges	7,773	8,049	- 276	- 3.4%
Tax liabilities	8,846	8,229	+ 617	+ 7.5%
Liabilities included in disposal groups classified as held for sale	2,534	537	+ 1,997	+ 371.9%
Other liabilities	24,318	25,272	- 954	- 3.8%
Minorities	3,147	3,242	- 95	- 2.9%
Group shareholders' equity	57,258	54,999	+ 2,259	+ 4.1%
- Capital and reserves	*57,506*	*51,665*	*+ 5,841*	*+ 11.3%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*-695*	*-678*	*- 17*	*+ 2.5%*
- Net profit	*447*	*4,012*	*- 3,565*	*- 88.9%*
Total liabilities and shareholders' equity	**1,028,294**	**1,045,612**	**- 17,318**	**- 1.7%**

Income Statement

Consolidated Income Statement					(€ million)
	Q1		CHANGE		
	2009	2008	€M	PERCENT	ADJUSTED [1]
Net interest	4,650	4,462	+ 188	+ 4.2%	+ 10.2%
Dividends and other income from equity investments	54	76	- 22	- 28.9%	- 29.9%
Net interest income	**4,704**	**4,538**	**+ 166**	**+ 3.7%**	**+ 9.5%**
Net fees and commissions	1,846	2,460	- 614	- 25.0%	- 21.3%
Net trading, hedging and fair value income	-93	-683	+ 590	- 86.4%	- 93.0%
Net other expenses/income	105	134	- 29	- 21.6%	- 23.7%
Net non-interest income	**1,858**	**1,911**	**- 53**	**- 2.8%**	**+ 4.5%**
OPERATING INCOME	**6,562**	**6,449**	**+ 113**	**+ 1.8%**	**+ 8.1%**
Payroll costs	-2,296	-2,496	+ 200	- 8.0%	- 4.2%
Other administrative expenses	-1,324	-1,459	+ 135	- 9.3%	- 3.6%
Recovery of expenses	99	134	- 35	- 26.1%	- 26.4%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-301	-317	+ 16	- 5.0%	+ 2.6%
Operating costs	**-3,822**	**-4,138**	**+ 316**	**- 7.6%**	**- 2.8%**
OPERATING PROFIT	**2,740**	**2,311**	**+ 429**	**+ 18.6%**	**+ 27.3%**
Goodwill impairment	-	-	-	-	-
Provisions for risks and charges	-68	-51	- 17	+ 33.3%	+ 37.0%
Integration costs	-67	-24	- 43	+ 179.2%	+ 188.0%
Net write-downs of loans and provisions for guarantees and commitments	-1,650	-664	- 986	+ 148.5%	+ 158.7%
Net income from investments	-33	185	- 218	- 117.8%	- 120.8%
PROFIT BEFORE TAX	**922**	**1,757**	**- 835**	**- 47.5%**	**- 40.7%**
Income tax for the period	-334	-457	+ 123	- 26.9%	- 20.9%
PROFIT (LOSS) FOR THE PERIOD	**588**	**1,300**	**- 712**	**- 54.8%**	**- 47.6%**
Minorities	-76	-161	+ 85	- 52.8%	- 53.6%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**512**	**1,139**	**- 627**	**- 55.0%**	**- 46.8%**
Capitalia Purchase Price Allocation effect	-65	-76	+ 11	- 14.5%	- 14.1%
NET PROFIT ATTRIBUTABLE TO THE GROUP	**447**	**1,063**	**- 616**	**- 57.9%**	**- 49.6%**

Notes:
Q1 2008 figures published in the last quarterly report were modified due to completion of PPA (Purchase Price Allocation), which also changed net profit attributable to the Group.
1. Changes at constant foreign exchange rates and perimeter.

Quarterly Figures

Balance Sheet

Consolidated Balance Sheet (€ million)

	AMOUNTS AS AT				
	03.31.2009	12.31.2008	09.30.2008	06.30.2008	03.31.2008
Assets					
Cash and cash balances	5,674	7,652	5,621	4,757	5,649
Financial assets held for trading	197,344	204,890	171,791	201,325	209,214
Loans and receivables with banks	81,317	80,827	112,558	120,832	105,806
Loans and receivables with customers	600,672	612,480	623,725	598,040	588,023
Financial investments	63,011	65,222	67,247	63,718	65,572
Hedging instruments	13,634	8,710	4,722	2,366	2,861
Property, plant and equipment	12,014	11,936	11,955	11,989	11,962
Goodwill	20,494	20,889	22,324	21,666	20,754
Other intangible assets	5,414	5,593	5,775	5,730	5,807
Tax assets	12,798	12,392	10,984	11,104	11,077
Non-current assets and disposal groups classified as held for sale	2,880	1,030	3,342	3,895	4,498
Other assets	13,042	13,991	12,894	14,730	13,842
Total assets	**1,028,294**	**1,045,612**	**1,052,938**	**1,060,152**	**1,045,065**
Liabilities and shareholders' equity					
Deposits from banks	163,524	177,677	183,678	186,326	166,200
Deposits from customers and debt securities in issue	577,062	591,290	639,814	639,809	632,465
Financial liabilities held for trading	169,584	165,335	118,865	121,879	128,422
Financial liabilities designated at fair value	1,688	1,659	1,842	1,703	1,858
Hedging instruments	12,560	9,323	5,897	5,483	7,210
Provisions for risks and charges	7,773	8,049	8,304	8,333	9,116
Tax liabilities	8,846	8,229	6,810	6,652	7,505
Liabilities included in disposal groups classified as held for sale	2,534	537	2,581	2,721	3,121
Other liabilities	24,318	25,272	24,980	27,239	26,208
Minorities	3,147	3,242	3,532	3,997	4,870
Group shareholders' equity	57,258	54,999	56,635	56,010	58,090
- Capital and reserves	*57,506*	*51,665*	*54,087*	*53,921*	*56,675*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*-695*	*-678*	*-959*	*-886*	*352*
- Net profit	*447*	*4,012*	*3,507*	*2,975*	*1,063*
Total liabilities and shareholders' equity	**1,028,294**	**1,045,612**	**1,052,938**	**1,060,152**	**1,045,065**

Note:
2008 quarterly figures published in previous quarterly reports were modified due to:
- completion of PPA (Puchase Price Allocation) and
- reclassification of interest in Mediobanca.

Income Statement

Condensed Income Statement					(€ million)
	2009	2008			
	Q1	Q4	Q3	Q2	Q1
Net interest	4,650	4,823	4,688	4,400	4,462
Dividends and other income from equity investments	54	433	223	280	76
Net interest income	**4,704**	**5,256**	**4,911**	**4,680**	**4,538**
Net fees and commissions	1,846	2,090	2,201	2,342	2,460
Net trading, hedging and fair value income	-93	-1,258	-523	484	-683
Net other expenses/income	105	-11	157	88	134
Net non-interest income	**1,858**	**821**	**1,835**	**2,914**	**1,911**
OPERATING INCOME	**6,562**	**6,077**	**6,746**	**7,594**	**6,449**
Payroll costs	-2,296	-2,385	-2,467	-2,570	-2,496
Other administrative expenses	-1,324	-1,576	-1,478	-1,506	-1,459
Recovery of expenses	99	140	114	169	134
Amortisation, depreciation and impairment losses on intangible and tangible assets	-301	-353	-326	-316	-317
Operating costs	**-3,822**	**-4,174**	**-4,157**	**-4,223**	**-4,138**
OPERATING PROFIT	**2,740**	**1,903**	**2,589**	**3,371**	**2,311**
Goodwill impairment	-	-750	-	-	-
Provisions for risks and charges	-68	-165	-51	-77	-51
Integration costs	-67	-31	-18	-67	-24
Net write-downs of loans and provisions for guarantees and commitments	-1,650	-1,328	-1,074	-634	-664
Net income from investments	-33	213	-360	180	185
PROFIT BEFORE TAX	**922**	**-158**	**1,086**	**2,773**	**1,757**
Income tax for the period	-334	849	-388	-631	-457
PROFIT (LOSS) FOR THE PERIOD	**588**	**691**	**698**	**2,142**	**1,300**
Minorities	-76	-111	-104	-142	-161
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**512**	**580**	**594**	**2,000**	**1,139**
Capitalia Purchase Price Allocation effect	-65	-75	-62	-88	-76
NET PROFIT ATTRIBUTABLE TO THE GROUP	**447**	**505**	**532**	**1,912**	**1,063**

Notes:
Interim figures of 2008 published in the reports issued during the year are modified due to the completion of PPA ("Purchase Price Allocation"). This change also modified net profit attributable to the Group in each quarter. Please note that data in the table "Quarterly figures" published in Annual Report 2008 already included the effects of this operation.

Report on operations

Macroeconomic and banking scenario

International situation

USA/Eurozone/Italy

In Q1 2009 there was a continuation of the sharp decline in demand that was seen in the final months of 2008, in which all major economies suffered from the collapse of international demand, and which was then accompanied by a sudden halt in international trade. The simultaneous occurrence of the drop in imports in all countries naturally also led to a drop in demand in target export markets for companies that operate internationally, thereby exacerbating the crisis from the standpoint of the real economy.

Between the end of 2008 and beginning of 2009 it became clear that the financial crisis had spread to all economic sectors. Final figures for growth in the **US** show a decline of 6.3% (annualized) in Q4 2008 due to a sharp decline in both consumption and investments. On the other hand, the real estate market (where the crisis originated in 2007) is still struggling to show signs of recovery with new housing sales and new project starts remaining at an all-time low.

US GDP (in %)



8
6
4
2
0
-2
-4
-6
-8
q/q (annualized)
y/y
Q1 1991
Q1 1994
Q1 1997
Q1 2000
Q1 2003
Q1 2006
Q1 2009

These phenomena were accompanied by a significant deterioration in labor market conditions. In fact, in Q1 2009 the US economy witnessed an unprecedented loss of about 2 million jobs, with a following upsurge in the unemployment rate, which hit a level of 8.5% in March.

Despite the scenario depicted above, we are starting to see the first faint signs of improvement. From the standpoint of consumption, consumer confidence, which was supported by the disinflationary process and the reduction in financial tensions, has improved recently. Despite the drop in March, retail sales led an increase in consumption in the first quarter due to a significant rebound seen at the beginning of the year. On the other hand, the resilience of consumption was more than offset by the sharp decline in investments and exports. Thus, Q1 GDP contracted at a quarterly annualized 6.1% pace. In the area of manufacturing, survey-based evidence (manufacturing and service ISM) shows some encouraging signs due to an improvement in the new order component and a further decrease in stocks.

With regard to monetary policy, in the US, after cutting the Fed Funds rate to an all-time low in December (a range of 0 to 0.25%), the Federal Reserve announced the launch of a policy of quantitative easing carried out by injecting liquidity in the market through the purchase of government securities, and by increasing the TALF (Term Asset-Backed Securities Loan Facility) to USD 1 trillion. Furthermore, in March the Treasury Department presented its Financial Stability Plan aimed at reducing non-performing loans (NPLs) on the financial statements of banks through an arrangement involving joint public and private capital contributions called the PPIP (Public-Private Partnership Investment Program).

The steps taken, together with weak signs of improvement in the economy, resulted in a clear recovery in equity markets, especially starting in mid-March, as well as a reduction in the spread between 3-month Libor and the OIS which fell below the threshold of 100 bp at the end of March.

In **Europe**, after the dramatic contraction in Q4 2008 (-1.6% on a quarterly basis), the economy continued to suffer significantly from the sharp decline in domestic and foreign demand. The decline in overall demand was reflected in a drop in economic activity that was much more pronounced in industrial sectors as confirmed by the collapse in industrial production in January and February. In addition, individual consumption also deteriorated significantly. If, on the one hand, consumers benefited from the inflation slowdown and falling interest rates, on the other hand, the significant deterioration of the labor market and the continuation of the financial crisis increased the propensity to save thereby putting a stop to consumption expenditures.

However, signs of stabilization are emerging. After the collapse reported in Q4 2008, business surveys (the PMIs for

the Eurozone dropped around 10 points in just three months) seem to be headed for stabilization or a slight recovery. For example, in March the manufacturing PMI index rose from 33.5 to 34.0 showing significant improvements in both production and new orders. Furthermore, the components of the index also show a strong pace in stock depletion: this is a particularly encouraging sign for the coming months because the reduction in inventories is a prerequisite for a recovery in manufacturing at the time when demand shows signs of recovery. However, it should be stressed that economic indicators point to a declining trend in manufacturing, although at lower rates than those seen between September 2008 and February 2009.

In **Italy**, the decline in GDP in Q4 2008 was unprecedented (-1.9% q/q), and currently available data lead us to believe that Q1 2009 will also see a significant contraction, but smaller than the prevuious quarter. In fact, industrial manufacturing was down again in February (-3.5% m/m) after the significant decline in January (-1.2% m/m). Similar to what occurred in H2 2008, the new year is also witnessing considerable weakness in the growth of investments and exports. However, some optimism is derived by the fact that the stock depletion process seems to have begun, although later than in the rest of the Eurozone.

Inflation (HICP index) in the Eurozone in Q1 2009 stood at 1% (with a sharp slowdown in March which saw a decline from 1.2% to 0.6%). The reasons can definitely be traced to the increase in unused capacity that pushed core inflation (adjusted for food and energy) downward and to the collapse in oil prices that halved since Q1 2008 (the average price per barrel dropped from €64.4 in Q1 2008 to €33.9 in Q1 2009).

Faced with this situation, the ECB cut the "refi" rate to 1.50% at its March meeting which gave the impression that it is prepared to further relax monetary policy through additional rate moves and the extension of refinancing transactions on the interbank market, while the debate is still open regarding the use of "unconventional tools" that can take the form of quantitative easing policies such as the purchase of private sector bonds.

CEE countries

As for Central Eastern European (CEE) countries, in Q1 2009, the signs of weakness seen at the end of 2008 became even more visible. The decline in foreign demand resulted in a decisive slowdown in exports from CEE countries with a significant impact on the manufacturing sector. The latter saw double-digit reductions in nearly all CEE countries, and domestic demand also showed further signs of slowdown. At the same time, financial markets in the countries of this region continued to experience a significant decline in stock prices and continuing foreign exchange rate volatility although to a lesser extent than in the previous quarter. Exchange rate movements in Q4 2008 and Q1 2009 have had a significant impact on the area. Compared to countries that have fixed exchange-rate systems (the Baltic countries, Bosnia and Bulgaria, while Slovenia and Slovakia have already adopted the euro), other countries have seen their exchange rates weaken considerably in the last six months (over 20% in Hungary, Romania, Serbia, Turkey and Russia; over 30% in Poland; and over 50% in Ukraine). In the area of monetary policy, most of the central banks in the countries in this area lowered interest rates in Q1 2009 (while during the first phase of the crisis, some central banks hiked interest rates to defend the exchange rate).

Despite the weak economic situation and volatility in financial variables, in the first quarter of the year there were tentative positive signs in both the real economy and in financial markets. One of the main factors worth mentioning is the strengthening of several crisis-fighting tools at the local and international level. The support of international institutions has been swift and decisive. In fact, two thirds of the aid provided by the International Monetary Fund at the beginning of the crisis went to Central

EMU PMI


Services
Manufacturing
65
60
55
50
45
40
35
30
apr-99
apr-01
apr-03
apr-05
apr-07
apr-09

Report on operations (Continued)

Macroeconomic and banking scenario (Continued)

Eastern European countries. Ukraine, Hungary and Romania received the largest amount of aid (over USD 60 billion) considering the size of their economies, and Lithuania, Serbia and Poland also received aid. Turkey will also receive a significant amount of aid. In certain cases, the support of the IMF was supplemented by aid from other institutions (EBRD, the World Bank, European Union, European Central Bank and EIB).

The countries most exposed to the vagaries of the crisis continue to be Ukraine, Kazakhstan and the Baltic countries. In the case of Ukraine, the significant devaluation of the local currency, the Hryvnia, put pressure on households and businesses, and indirectly, on the banking industry. However, the plan to recapitalize banks is producing results. In Kazakhstan as well, the government has taken on the burden of directly supporting the banking sector. The state owns 75% of the country's largest bank, and is also a majority shareholder in the country's fourth largest bank. During the first week in February, a decision was made to devalue the tenge (by about 20% against the dollar) and to establish a new parity that is more consistent with the current economic situation. The difficulties in Baltic countries have instead mainly been reflected in a sharp slowdown in the economy and bank lending.

Banking and Financial Markets

The slowdown in bank loans, which intensified at the start of last November, continued at the beginning of 2009 in major countries of the Eurozone as a reflection of weaker demand for loans by households, and especially businesses. For the latter, the slowdown in loan demand was due to a significant reduction in capital expenditures on manufacturing assets and loan demand which slowed down following major uncertainty over economic prospects. In addition to demand-related factors, the slowdown in loans to businesses was also brought about by supply-related factors with greater caution exercised by banks, and more stringent criteria adopted in providing loans.

Overall in Italy, loans to the private sector rose by only 3.5% y/y in February (+4.9% y/y in December 2008), the lowest level in the last decade. In Germany, after the expansion reported in H2 2008 which led to a growth rate of 4.7% y/y in November 2008 (+2.1% in December 2007), loan growth was 3.2% in February 2009 (monthly ECB statistics). Similar growth was seen in Austria where loans increased 5.8% y/y in February 2009, which was down from the high of +7.3% y/y in December 2008.

The slowdown in bank loans affected all sectors of economic activity. In Germany, loans to households continued to exhibit negative growth rates with a decline of 0.6% y/y in February 2009 (-0.7% y/y in December 2008), while in Italy, loans to households showed even negative growth at the beginning of 2009 (-0.4% y/y in February 2009 from +0.8% y/y in December 2008). The decline was mainly brought about by a decrease in home loans (-1.9% y/y in Italy and -0.9% y/y in Germany in February 2009) which was directly connected to the increasing weakness of the real estate market. On the other hand, consumer credit has exhibited greater resilience, although with high volatility, which is consistent with a period of greater economic uncertainty. A different situation was seen in Austria where loans to households continued to grow with an increase of 3.9% y/y in February (from +5.6% y/y in December 2008), with a home mortgage component that more than offset the decline in consumer credit (-4.3% y/y in February 2009) with strong growth rates. With regard to businesses, although bank loans continued to grow in all three countries, they exhibited a significant slowdown starting at the end of 2008. In Italy loans to businesses rose by 5.1% y/y in February 2009 (+6.8% y/y in December 2008). In Germany, although the growth rate of loans to businesses was in decline, it stood at +8.1% y/y in February 2009 (from +10.3% in December 2008), while in Austria it was 6.7% y/y (+9.0% y/y in December 2008).

With regard to direct deposit activity at banks, at the beginning of 2009 total customer deposits continued to exhibit a healthy growth rate. The driving force behind deposit growth was the strong increase in demand deposits as a result of the heightened aversion to risk manifested by households that have returned to a preference for more liquid forms of investments with relatively lower risk. In Italy, in particular, current account deposits rose by 9.9% y/y in February 2009 (+7.3% y/y in December 2008). An even more pronounced growth rate was seen in Germany and Austria where current account deposits rose by 16.2%

y/y and 16.0% y/y respectively in February 2009. The reallocation of household savings in Italy also shifted towards bonds with bank bonds exhibiting growth of over 20% y/y throughout H2 2008, and an increase of 18.8% in February 2009.

At the beginning of 2009, there was a clear decline in bank rates that moved together with the sharp decreases in the official rates of the European Central Bank, which started last fall. In fact, a lower refi rate and a gradual improvement in interbank market conditions following the highs reported in October 2008 resulted in a gradual decline in bank rates for both loans and deposits in all three countries. This resulted in a gradual tightening of bank spreads (the difference between lending and deposit rates) in February as compared to the end of 2008 in both Italy and Austria, while in Germany lending rates decreased more slowly than deposit rates.

Equity markets deteriorated in the first two months of 2009 and then recovered starting after the first ten days of March. The recovery was mainly driven by a partial return of confidence in the US financial system following the presentation of the results of leading financial institutions that beat expectations. Overall, however, the negative factors prevailed, and broad stock market indices in Italy and Germany reported declines in Q1 2009 of 18.4% and 15.1% respectively, while the Austrian stock exchange limited its fall to 3.1%.

The negative performance of major stock markets continued to have a negative impact on mutual funds, whose results continued to be unfavorable through the first months of 2009. In fact, in January-February 2009, there was a net inflow of funds only in Germany (€4.1 billion), while in Q1 2009 in Italy and Austria there were overall outflows of €12.9 billion and €3.1 billion respectively. As for the balances of mutual funds in January-February compared to December 2008, there was a reduction of 1.5% y/y in Germany and of 5.6% in Italy, which continues to report the worst performance. In Austria, there was a decrease of 3.7% y/y, from -4.5% in March 2008.

Report on operations (Continued)

Main Results and Performance for the Period

2008 closed with net profit of over €4 billion and 2009 began in a situation characterized by highly volatile financial markets, in which the main international institutions' stocks reached their respective all-time lows. The international monetary authorities repeatedly lowered their official reference interest rates, in order to ensure that the financial markets had the necessary liquidity to prevent further financial crises. The effects of the crisis of the financial markets spread in the real economy generating a contraction in consumption and investment which in turn had a negative impact on business and thus on employment. Despite the industrialized countries' governments' numerous attempts to stimulate consumer demand, there is still great uncertainty as to the depth and length of the economic recession, which in Europe is likely to last to the end of 2009. Market volatility together with the deterioration of the macro economy affected the young economies of Central and Eastern Europe even more severely, causing considerable depreciation of local currencies.

This was the situation in which the Group closed the first quarter of 2009 with net profit of €447 million, €58 less than the figure for Q4 2008, which in any case was influenced by significant extraordinary items, (including the benefit of the fiscal deductibility of goodwill, impairment of goodwill on the subsidiaries ATF and USB, and the capital gains on the disposal of equity interests). Q1 2009 saw a recovery in the results achieved by the MIB Division following the normalization of the financial markets, a stable operating result in Commercial Banking[1], and the effects of the economic downturn in terms of higher impairment losses on loans and receivables.


Group Results (€/billion)
Q1 2008
Q1 2009
2.3
2.7
1.8
0.9
1.1
0.4
Operating profit
Profit before tax
Net profit

Commercial Banking's **Operating Profit** grew by 3,4% over Q4 2008 at constant exchange rates, thanks to careful cost containment, a reduction of 8% from Q4 2008; this offset revenue weakness mainly due to interest rate movements, which penalized the profitability of deposits, and fees and commissions, which were down in both traditional business and investment services.
The macroeconomic situation was felt in impairment losses on loans and receivables, which were up both on Q4 2008 and Q1 2008.

In Q1 2009 the MIB Division returned to profit, benefiting from a calmer climate in the financial markets after the considerable volatility of the equity markets and a widening of credit spreads at the end of 2008. MIB generated net profit of €130 million, up by €1.1 billion over Q4 2008 and by €620 million over Q1 2008.

As mentioned the Group's **Net Profit** for Q1 2009 was €447 million, down by 58% from Q1 2008 to 50% at constant businesses and exchange rates. Annualized **Earnings per share** were 13 cents (as against 30 cents in 2008), **ROE**[2] was 4.0% as against 9.5% in Q1 2008.

Operating profit exceeded €2.7 billion, a 18.6% increase (27.3% on a like-with-like basis) over Q1 2008.

Revenue was €6.6 billion, an increase of 1.8% (8% y/y at constant businesses and exchange rates).

This result was driven by the performance of the CEE Division, which grew by 33% at constant businesses and exchange rates. As well as CEE, MIB made a significant contribution to revenue of €684 million, while the other business Divisions[3] were more severely affected by the weaknesses already mentioned which marked Q1 2009. In this respect, the Asset Management Division's result (a fall of 43% over Q1 2008) was principally due to a shift in customers' risk appetite towards liquidity products.

1. Commercial Banking includes the Retail, Corporate, Private Banking, CEE and Poland's Markets Divisions.
2. Annualized figures.Shareholder's equity used for this ratio is the average for the period (not including dividend to be paid and available-for-sale asset and cash-flow hedge valuation reserves), net of goodwill recognized under assets following the acquisitions of HVB and Capitalia, carried out by means of share swap and accounted for pursuant to IFRS 3.
3. As from October 1, 2008 UniCredit has been undergoing a reorganization whereby the Divisions are to be allocated to three areas: (1) Retail, (2) Corporate & Investment Banking (CIB), Private Banking (PB) and (3) Global Transaction Banking (GBS). In this commentary however the results are given in accordance with the previous distribution as in the UniCredit Accounts at December 31, 2008.

In terms of **Costs** Q1 2009 saw a decided fall of 7.6% (2.8% on a like-with-like basis). This was especially due to the western European businesses which recorded a 5% reduction in costs, thanks to efficiency gains begun in 2008 to offset the fall in revenue and the synergies generated by integration with Capitalia. By contrast the businesses of Central and Eastern Europe recorded a 4% increase in costs at constant businesses and exchange rates, due to the development plans launched in prior quarters. Investment plans in this area are under careful review to take account of the changes in their business and economic environment.

A breakdown of revenue shows that there was a 4.5% increase in **Non-interest income** over Q1 2008 at constant businesses and exchange rates driven by **trading profit** (which reduced the €683 million loss of Q1 2008 to the €93 million deficit of Q1 2009), which offset a 21% like-with-like decline in **Fees and commissions**.

Net interest income grew by 4% over Q1 2008 (9.5% at constant businesses and exchange rates), but fell by 8% on a like-with-like basis from Q4 2008 due to its dividends component. **Net interest** was €4.6 billion, slightly down from Q4 2008 (by 0.5%), but 10% up on Q1 2008.

Net customer loans were €601 billion at March 31, 2009 having fallen by 1.9%.

Customer deposits (not including securities in issue) were €375 billion, a 2.3% decline from Q4 2008 and 1.7% down from Q1 2008. Growth was mainly seen in the Retail, Private Banking and Poland's Market Divisions.

Operating profit: breakdown (€ million)

	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
Net interest income	4,704	5,256	- 10.5%	4,538	+ 3.7%
Net non-interest income	1,858	821	+ 126.3%	1,911	- 2.8%
Operating income	**6,562**	**6,077**	**+ 8.0%**	**6,449**	**+ 1.8%**
Operating costs	-3,822	-4,174	- 8.4%	-4,138	- 7.6%
Operating profit	**2,740**	**1,903**	**+ 44.0%**	**2,311**	**+ 18.6%**

The breakdown of revenue shows that **Non-interest income** was impacted in all its main components by the tensions seen in all the world's financial markets.

In particular **Net fees and commissions** were €1.8 billion (down by 25% y/y) due to a 40% fall in the **Asset management and administration** section with a negative trough in the most important component of this item, **UCIs** (down by 50%). These revenue figures were borne out by recorded volumes, and the performance of assets under management in Asset Management, which contracted by 15% q/q (including the performance or market effect).

The outturn of **Net trading, hedging and fair value income** was mainly due to MIB's performance that recovered strongly over Q4 2008. **Investment Banking** performed well in all the business lines, particularly in Private Equity products with increased revenue over 2008 in line with Group expectations. **Markets** was still penalized in Equity linked and Institutional activities suffering the higher credit spreads.

Operating Costs were €3.8 billion, a reduction of 7.6% (or 2.8% at constant businesses and exchange rates) from Q1 2008.



Loans, Deposits and Assets under management (€/billion)
March, 31 2008
March, 31 2009
588
601
393
375
238
164
Loans and Receivables with Customers
Deposits form Customers (excl. Securities in issue)
Assuts under Management

Report on operations (Continued)

Main Results and Performance for the Period (Continued)

Payroll was €2.3 billion: this was an 8% reduction from 2008 (or 4.2% like-for-like). The change was attributable on one hand to staff reduction and on the other hand to the fall in performance-linked variable compensation (MBO).

Full time equivalent staff (**FTE**[4]) numbered 170,732 at March 31, 2009 - a reduction of 3,787 people from the December 2008 figure which occurred mainly in:

- Retail (a reduction of 1,369 people), mainly in Italy (1,265), following the integration and to the FTEs leaves one to one;
- CEE Region (a reduction of 1,020 people) following the freeze on new hires and the sale of branches mainly in Ukraine and Kazakhstan;
- MIB (a reduction of 172 people) and AM (a reduction of 99 people), thanks to the restructuring project currently underway;
- Corporate Centre (a reduction of 623 people).

Other administrative expenses were €1.3 billion, a reduction of 9.3% from 2008 (the like-for-like reduction was 3.6%) due to planned efficiency measures adopted by the Group in light of the continuing uncertainty in the financial markets.

Recoveries of expenses were €99 million, a decrease of 26.1% from Q1 2008.

Operating Income Breakdown (€/billion)


0.1
2.5
4.5
-0.7
Q1 08
0.1
1.8
4.7
-0.1
Q1 09
Net other expenses/income
Net trading, hedging and fair value income
Net non-interest income
Net interest

Net fees and commissions (€ million)

	Q1 2009	Q1 2008	CHANGE AMOUNT	CHANGE PERCENT
Asset management, custody and administration:	728	1.204	- 476	- 39.5%
segregated accounts	*59*	*87*	*- 28*	*- 32.2%*
management of collective investment funds	*295*	*585*	*- 290*	*- 49.6%*
insurance products	*165*	*190*	*- 25*	*- 13.2%*
securities dealing, placement and other services	*209*	*342*	*- 133*	*- 38.9%*
Current accounts, loans and guarantees	546	641	- 95	- 14.8%
Collection and payment services	350	357	- 7	- 2.0%
Forex dealing	128	131	- 3	- 2.3%
Other services	94	127	- 33	- 26.0%
Total net fees and commissions	**1,846**	**2,460**	**- 614**	**- 25.0%**

Note:
2008 figures were restated due to changes in classification of commissions.

Operating cost (€/billion)


1.6
2.5
Q1 08
1.5
2.3
Q1 09
Other administrative expense
Payroll costs

4. FTE includes all staff on the payroll less secondees to other Group companies and long-term absentees, plus secondees from other Group companies; all categories of staff are accounted-for pro rata to actual hours worked, i.e. for which the employer bears a cost.

Depreciation of tangible assets and amortization of intangible assets decreased by 5% (a rise of 2.6% on a like-for-like basis), mainly due to reduced expansion in the CEE area.

The **Cost/Income ratio** improved from 68.7% in Q4 2008 and 64.2% in Q1 2008 to 58.2%, due mainly to the good performance on costs.

No events have occurred in the period which would have made necessary any further **write-downs of goodwill**.

The worsening of the real economy during Q1 2009 impacted credit risk, causing **Impairment losses on loans and receivables and provisions against guarantees and commitments** to rise by €322 million or 28% at constant businesses and exchange rates. In terms of geographical distribution, as compared with Q4 2008 this increase affected mainly Central Eastern Europe, where there was a €200 million increase in net impairment losses on loans at constant exchange rates. In Italy, Germany and Austria the increase was 9%.

Asset quality data confirm that the crisis had already spread to the real economy: the ratio of **Impaired loans** to **Net loans and receivables** rose to 3.62% from 3.24% at December 31, 2008. Net impaired loans were €22 billion, an increase of 38bp over December2008.

Investments generated a loss of €33 million, comprising gains on disposals of equity investments of €26 million (referred to Finaosta and some real estates sell) and impairment losses on available for sale items of €46 million (mainly out of the impairment on Banco Sabadell and on HVB NY assets classified as held for trading).

Group **profit before tax** thus reached €922 million in Q1 2009. After **Tax** of €334 million), **Minorities** of €76 million and Purchase Price Allocation arising from the combination with the Capitalia group of €65 million, **Group net profit** was €447 million.

Group net equity, included net profit of the period, was 57,258 million compared to 54,999 at December 2008. The variation (+2,259 million) is due to capital increase (+2,997 million gross of transaction costs), the net profit of the period (+447 million), the negative impact (-1,185 million) related to revaluation reserves (-17 million) and the drop of the main exchange rates used to convert Central Eastern Europe's statements in Euro.

Loans to customers asst quality (€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS	PERFORMING LOANS	TOTAL CUST. LOANS
As at 03.31.2009							
Face value	28,717	10,786	2,812	2,526	**44,841**	581,732	**626,573**
as a percentage of total loans	*4.58%*	*1.72%*	*0.45%*	*0.40%*	***7.16%***	*92.84%*	
Writedowns	18,757	3,197	847	322	**23,123**	2,778	**25,901**
as a percentage of face value	*65.3%*	*29.6%*	*30.1%*	*12.7%*	***51.6%***	*0.5%*	
Carrying value	9,960	7,589	1,965	2,204	**21,718**	578,954	**600,672**
as a percentage of total loans	*1.66%*	*1.26%*	*0.33%*	*0.37%*	***3.62%***	*96.38%*	
As at 12.31.2008							
Face value	28,772	8,949	1,856	2,205	**41,782**	595,314	**637,096**
as a percentage of total loans	*4.52%*	*1.40%*	*0.29%*	*0.35%*	***6.56%***	*93.44%*	
Writedowns	18,308	2,772	593	281	**21,954**	2,662	**24,616**
as a percentage of face value	*63.6%*	*31.0%*	*32.0%*	*12.7%*	***52.5%***	*0.4%*	
Carrying value	10,464	6,177	1,263	1,924	**19,828**	592,652	**612,480**
as a percentage of total loans	*1.71%*	*1.01%*	*0.21%*	*0.31%*	***3.24%***	*96.76%*	

Report on operations (Continued)

Capital and Value Management

Principles of Value Creation and Disciplined Capital Allocation

With the aim of creating value for our shareholders, the Group's strategic guidelines require that its asset portfolio be optimized through a process of capital allocation to each business line in relation to its peculiar risk profile and ability to generate extra income measured as EVA, which is the main performance indicator related to TSR (Total Shareholder Return).

Developing the Group's business with the goal of creating value requires a disciplined process of capital allocation and management through all the phases of the planning and control process, i.e.:

- Proposing risk propensity and capitalization targets;
- Analyzing risk associated with value creation drivers and consequent allocation of capital to business lines and individual business units;
- Assigning risk adjusted performance targets;
- Analyzing the impact on the value of the Group and the creation of value for our shareholders;
- Drawing up and proposing the financial plan and dividend policy.

The process of allocation is based on a 'dual track' logic, i.e., the higher between economic capital and regulatory capital (Core Tier 1) is allocated at the consolidated level and for each business line/business unit.

If economic capital is higher, this approach makes it possible to allocate the real risk capital which Banca d'Italia does not consider yet and, if regulatory capital is higher, to allocate capital in accordance with the regulatory rules.

EVA Generated by Group and Divisions (€ million)

	PERIOD	
	Q1 2009	Q1 2008
Retail	54	336
Corporate	-85	282
Private Banking	46	71
Asset Management	37	139
Markets & Investment Banking	-3	-650
Central Eastern Europe (CEE)	98	115
Poland Markets	34	98
Other components[1]	-555	-379
Total	**-374**	**12**

Notes:
Figures were adjusted, if necessary, to include changes in scope of consolidation, in scope of operations and in assets held for sale.
1. Global Banking Services Division, Corporate Centre, interdivisional adjustments and consolidation adjustments not attributable to individual Divisions.

Capital Ratios

The Group manages its capital dynamically by monitoring regulatory capital ratios, anticipating the measures needed to achieve its objectives and optimising assets and shareholders' equity. Planning and monitoring concern on the one hand Shareholders' Equity and the composition of Regulatory Capital (Core Tier 1, Tier 1, Lower and Upper Tier 2 and Tier 3 Capital) and on the other Risk Weighted Assets (RWA).

Capital Ratios (€ million)

	AS AT 03.31.2009	AS AT 12.31.2008	
		AFTER CAPITAL STRENGHTENING	BEFORE CAPITAL STRENGHTENING
Total Capital	55,895	58,181	53,685
Tier 1 Capital	36,221	37,147	34,150
Core Tier 1 Capital	32,133	33,066	30,069
Total RWA	503,665	512,532	512,532
Total Capital Ratio	**11.10%**	**11.40%**	**10.70%**
Tier 1 Ratio	**7.19%**	**7.25%**	**6.66%**
Core Tier 1 Ratio	**6.38%**	**6.45%**	**5.87%**

Under Basel II the importance of the latter has increased. Calculation of Risk Weighted Assets for portfolios managed using the advanced approach, no longer depends solely on the face value of the asset, but also on the corresponding credit parameters. As well as changes in volume, it is therefore crucial to monitor and predict the future trend of credit quality on the basis of the macroeconomic scenario, i.e. the procyclicity effect.

Each year the Group sets a Core Tier 1 ratio target such that it has sufficient credit standing with the larger international banking groups.

Core Tier 1 Ratio (Basel 2) is **6.38%**, the **Tier 1 Ratio** is **7.19%** and the **Total Capital Ratio** is **11.10%**.

Report on operations (Continued)

Results by Business Segment

The following table of the results of the Group's Divisions bears out the comments made in the previous section, divisional details will be provided in the following sections.

Key figures (€ million)

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Income statement									
Operating income									
Q1 2009	2,571	1,536	320	181	684	1,196	374	-300	6,562
Q1 2008	*2,862*	*1,587*	*379*	*316*	*-336*	*1,019*	*542*	*80*	*6,449*
Operating costs									
Q1 2009	-1,715	-508	-213	-114	-317	-476	-207	-272	-3,822
Q1 2008	*-1,816*	*-524*	*-225*	*-118*	*-354*	*-514*	*-245*	*-342*	*-4,138*
OPERATING PROFIT									
Q1 2009	856	1,028	107	67	367	720	167	-572	2,740
Q1 2008	*1,046*	*1,063*	*154*	*198*	*-690*	*505*	*297*	*-262*	*2,311*
PROFIT BEFORE TAX									
Q1 2009	346	338	99	68	189	386	157	-661	922
Q1 2008	*787*	*838*	*165*	*224*	*-695*	*419*	*269*	*-250*	*1,757*
Balance sheet									
LOANS TO CUSTOMERS									
as at March 31, 2009	175,334	259,312	8,287	-	65,773	63,047	18,444	10,475	600,672
as at December 31, 2008	*180,440*	*262,690*	*8,427*	*-*	*64,712*	*64,208*	*19,870*	*12,133*	*612,480*
DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE									
as at March 31, 2009	216,310	130,703	38,136	-	58,916	48,407	20,710	63,880	577,062
as at December 31, 2008	*200,005*	*125,394*	*39,955*	*-*	*64,228*	*50,100*	*22,390*	*89,218*	*591,290*
TOTAL RISK WEIGHTED ASSETS									
as at March 31, 2009	69,291	195,380	7,513	1,942	86,663	75,118	23,217	44,542	503,666
as at December 31, 2008	*77,303*	*196,154*	*8,115*	*1,831*	*82,380*	*76,073*	*24,957*	*45,719*	*512,532*
EVA									
Q1 2009	54	-85	46	37	-3	98	34	-555	-374
Q1 2008	*336*	*282*	*71*	*139*	*-650*	*115*	*98*	*-379*	*12*
Cost/income ratio									
Q1 2009	66.7%	33.1%	66.6%	63.0%	46.3%	39.8%	55.3%	n.s.	58.2%
Q1 2008	*63.5%*	*33.0%*	*59.4%*	*37.3%*	*n.s.*	*50.4%*	*45.2%*	*427.5%*	*64.2%*
Employees [1]									
as at March 31, 2009	49,482	12,213	4,395	2,066	3,177	55,046	21,207	23,146	170,732
as at December 31, 2008	*50,851*	*12,394*	*4,479*	*2,165*	*3,349*	*56,066*	*21,406*	*23,809*	*174,519*

Notes:

Figures were adjusted, if necessary, to include changes in scope of consolidation, in scope of operations and in assets held for sale.

1. "Full time equivalent". These figures include all the employeesof subsidiaries consolidated proportionately, such as Koç Financial Services.

Introduction

UniCredit Group's Retail Division focuses on satisfying the financial needs of the mass-market and of affluent individuals, together with small businesses in Italy, Germany and Austria. The Division's aim is to gather and take advantage of the Group's know-how in the area of Retail Banking and make it available to its customers regardless of their location. Despite the market turbulence caused by the international financial crisis, the Retail Division ended the quarter with **profit before taxes** of €346 million. In Italy, the sales organization is represented by three new banks created on November 1, 2008: UniCredit Banca in the North, UniCredit Banca di Roma in central and southern Italy and Banco di Sicilia with a concentration in Sicily.

Financial Performance

The three countries' contribution to **Profit before tax** differed - Italy for example had 75% of operating income, but generated 84% of total operating profit.

Operating income generated in Q1 2009 totaled €2,571 million (down by 10% y/y) and was affected by the decline in interest rates (1-month Euribor was halved, declining by 253 basis points from the average for Q1 2008) and by the international financial crisis with the slowdown in commissions. Customers' need for safety led to a simplification of the investment product catalogue with shorter maturities and resulting up-front unit margins in decline. If compared with Q4 2008, adjusted for extraordinary events (including transfer of dormant accounts to a State fund under the 2006 budget, and measures to protect customers holding insurance with underlying Lehman Brothers bonds), service revenues for the first three months of the year increased by 8% and the reduction in operating income was contained at 2%.

Income Statement (€ million)

RETAIL DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
Operating income	2,571	2,553	+ 0.7%	2,862	- 10.2%
Operating costs	-1,715	-1,842	- 6.9%	-1,816	- 5.6%
Operating profit	856	711	+ 20.4%	1,046	- 18.2%
Net write-downs on loans	-480	-386	+ 24.4%	-255	+ 88.2%
Profit before tax	346	788	- 56.1%	787	- 56.0%

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
RETAIL DIVISION	03.31.2009	12.31.2008	AMOUNT	%
Loans to customers	175,334	180,440	-5,106	- 2.8%
Customer deposits (incl. Securities in issue)	216,310	200,005	16,305	+ 8.2%
Total RWA	69,291	77,303	-8,012	- 10.4%
RWA for Credit Risk	56,919	65,279	-8,360	- 12.8%

Breakdown of loans by country and deposits (€ million)

	LOANS TO CUSTOMERS			DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		
RETAIL DIVISION	03.31.2009	12.31.2008	CHANGE %	03.31.2009	12.31.2008	CHANGE %
Italy	118,106	119,884	- 1.5%	154,932	139,744	+ 10.9%
Germany	37,048	39,723	- 6.7%	29,036	32,065	- 9.4%
Austria	20,180	20,833	- 3.1%	32,352	28,212	+ 14.7%

Key Ratios and Indicators

RETAIL DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
Operating Income/RWA (avg)	14.03%	12.44%	159bp	13.12%	91bp
Cost/Income	66.7%	72.2%	-550bp	63.5%	320bp
Cost of Risk	1.08%	0.85%	23bp	0.55%	53bp

Staff Numbers

	AMOUNTS AS AT		CHANGE	
RETAIL DIVISION	03.31.2009	12.31.2008	AMOUNT	%
Full Time Equivalent	49,482	50,851	-1,369	- 2.7%

In terms of **sales performance**, in **Italy** the new distribution structure comprising UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia achieved sales of

Retail (Continued)

over €7 billion in Q1 2009 (20% over the quarterly average for 2008). The net balance of assets under management was bolstered by €2.7 billion in sales of UniGarantito, a guaranteed-principal insurance product with a guaranteed minimum annual return of 2.50%. Total assets remained broadly stable compared to the beginning of the year (down by 0.2%) with the conversion of €4.2 billion in assets under administration to direct deposit products (demand and time deposits and UCG bonds). The overall contribution to Group funding was €5.4 billion (up by 5.6% over the beginning of the year).

The three banks supported lending to Italian small businesses by making new short, medium and long-term loans totaling €2.7 billion to companies in Q1 2009, including those reporting losses, which accounted for 24% of total new loans. Three months from the launch of *Impresa Italia*, a project providing economic support which called for the allocation of €7 billion at Group level (including €3 billion for small companies), 282 trade associations and Confidi were authorized to participate, representing 28% of the market.

The international financial crisis had an impact on the mortgage and consumer credit businesses resulting in reduced demand and increased credit risk. **UniCredit Family Financing Bank**, which is a product company in the Retail Division specializing in these two businesses, took measures to maintain profitability in the mortgage portfolio despite the higher cost of funding and to strengthen its consumer credit market positioning.

In Q1 2009 new mortgages totaled €850 million (down by 71% y/y). This reduction was consistent with greater selectivity in granting loans since the beginning of the year and higher spreads. A strong emphasis on credit quality led to a review of mortgage documentation and a reduction in the participation of the partner channel in total production (down by 6bps y/y). The *Insieme 2009* project is continuing and is aimed at helping families with annual income of less than €25,000 before tax. This scheme gives an option of suspending mortgage payments free of charge for a period of up to 12 months on the occurrence of specific events that lead to financial difficulties.

In Q1 2009 €1.6 billion of new consumer credit business (personal loans, special-purpose loans, credit cards and loans secured on earnings) was generated, of which 23% originated in the non-banking channel. Looking more closely at the contribution of various products, in Q1 2009 the production of new personal loans in the banking channel totaled some €475 million, while the non-banking channel contributed €280 million (of which €45 million in personal loans, down by 27% y/y, and €134 million in special-purpose loans, up by 34% y/y; and €101 million in loans secured on earnings, up by 8% y/y). In the area of special-purpose loans car loans generated significant results in terms of both income and volume (€125 million in new special-purpose car loans, up by 37% y/y). Credit card transactions were over €870 million with a total of about 2.1 million credit cards in circulation, 40% of which are revolving cards.

Outside Italy efforts to develop new international initiatives and enhance existing projects continued. In Q1 2009 the Munich branch continued its operations in the credit card segment with the issuance of about 15,000 new cards, reaching a level of over 82,000 cards bringing over €44 million in business volume. In addition, the distribution of personal loans continued successfully through HVB branches; new loans amounted to €85 million. In Bulgaria, our subsidiary UniCredit Consumer Financing AD continued its growth trend by making more than €9 million in loans since the beginning of 2009, consisting of other special-purpose loans and personal loans. In Romania, our subsidiary UniCredit Consumer Financing IFN has gradually started the business of distributing personal loans through the branches of UniCredit Tiriac Bank and generated new loans totaling €3 million.

In **Germany** the on-line stock exchange recognized HVB's *Willkommenskonto* for its excellent price-quality ratio in January. HVB was also recognized by Deutsches Institut für Service-Qualität in the area of mortgage consulting, for offering the best terms. Following the success of the illustrated debit card issued in 2008 for the 850th anniversary of the founding of Munich, at the beginning of 2009 a further 70 illustrations were launched in support of regional sales initiatives, which led to the sale of over 61,000 cards.

Due to continuing market uncertainty and a significant reduction in interest rates, in Q1 2009 HVB focused on advisory on medium-term bonds and investment products other than equities. Customers' desire for safe investments was reflected in sales of ordinary HVB bonds (€700 million) and Austrian and Swiss credit-linked bonds (€180 million). The conservative F&C Stiftungsfonds bonds generated purchases of €25 million. In addition, HVB offered a number of guaranteed-principal products including the *AktivRente* insurance product, which adjusts risk profiles to the stages of the investor's life and the market situation.

Despite the debate over banks reducing loans to companies, HVB continued to support its small business customers by

providing liquidity by means of a special sales initiative. The continued commitment to develop both the business and private banking areas for entrepreneurs made it possible to expand the Business Class product line, dedicated to key customers, to about 3,000 customers in Q1 2009.

In **Austria** Bank Austria offered simple and safe investment products in Q1 2009. Six different bonds were issued with common features including a three-year term, a fixed interest rate for the first year and variable coupons indexed to Euribor for the following two years. These bonds were well received and achieved a sales volume of about €290 million. In a difficult economic situation for asset management products, Bank Austria outperformed the market, its market share for funds rising by 61 bps y/y (February 2009 data. Source: Austrian Association of Investment Fund Management Companies). The Real Invest Austria fund, which specializes in the real estate sector, generated over €50 million in sales. In the insurance area, the bank continued to offer a single-premium, guaranteed-principal product called *S.M.I.L.E. Garant* (€23 million) and the recurring-premium product *Vorsorge Plus Pension* (€58 million on an annual basis). In the mass market segment, Bank Austria launched the *Bankomatisch gewinnen* contest based on Maestro circuit transactions. All payments made using the BankCard debit card provide an opportunity to win coupons for the purchase of food and fuel. Other sales initiatives were also carried out with attractive offers for students on Diners and VISA credit cards.

In Q1 2009, the Retail Division's **operating costs** totaled €1,715 million, a 6% reduction from the previous year due to savings in Austria, Italy (both 6%) and Germany (3% y/y). Compared to Q4 2008, the reduction was of 127 million (6%), more than half of the which reached in Italy due in part to staff downsizing of about 1,265 **FTEs** (3.2%, Full Time Equivalent). As at March 31, 2009 the total number of FTEs in the Retail Division was down by 1,369 units from the end of December 2008.

In Q1 2009 the Division's **cost-income ratio** totaled 66.7%, improving by 550 basis points compared to Q4 2008 which become 334 basis points with Q4 2008 adjusted for extraordinary events.

The above factors resulted in **operating profit** for Q1 2009 of €856 million, which was down by 18% y/y, but up by 9% over Q4 2008 adjusted for extraordinary events.

In Q1 2009 **net impairment losses** totaled €480, increased of 94 millions (+24%) compared to the previous quarter. This deviation is due only for 36 million to the deterioration of loan situation in Italy, while the remaining part is nearly entirely attributable to an extraordinary positive component recorded in Germany in the last quarter 2008, without the cost of risk would be stable.

Loans to customers in the Retail Division totaled €175 billion, while **customer deposits** including securities in issue increased by 8% over the end of 2008 reaching a level of 216 billion.

In Q1 2009 Retail Division generated a positive value creation, **EVA**, of 54 €/mn (with a reduction of € 282 milion y/y), resulting in a 4,31% **RARORAC.**

Report on operations (Continued)

Retail (Continued)

Business lines and division strategy analyzed by individual businesses/regions



Customers Total Financial Assets[1]
March 2009, (€ billion)
217[2]
86
57
74
48
29
6.9
12
45
30
10
5.1
Direct deposits
AUM
AUC
IT
GE
AU
70%
15%
15%
Share of total
1. Business volumes which have been classified differently from accounts data.
2. New commercial network data, net of institutionals.



Total Loans to Customers
(excluding non-performing loans) March 2009, (€ billion)
117
11
14
15
8.6
68
37
1.4
0.9
0.5
13
21
20
0.9
2.3
0.4
11
Other
SB M/L term
SB short term
Consumer Credit
Households Mortgages
IT
GE
AU
67%
21%
12%
Share of total

Q1 2009 operating figures showed that 60% of **total financial assets of customers** in Italy were in the form of indirect deposits (assets under management and administration), whereas there was a shift in customer preferences toward direct deposits in Germany (60% in direct deposits, 26% in assets under management and 14% in assets under administration) and in Austria (66% in direct deposits, 23% in assets under management and 11% in assets under administration).

The mix of **total loans to customers** was also different in the three countries. Residential mortgages (the product with the largest share in all three countries) were 58% of loans. Loans to small businesses accounted for a higher share of short-term loans in Italy (51% of loans in this segment), than in Austria (16%) and in Germany (only 7%).

Introduction

In Q1 2009 the Board of Directors approved several changes to Holding's organisational model concerning in particular concering the CIB&PB Area (Corporate & Investment Banking and Private Banking), which will become fully operational in the following quarters.

Therefore the Q1 2009 result presentation is based on previous organizational structure. The main business area of Corporate Division are:

- Corporate Banking, which provides products and services to businesses (with annual turnover of at least €3 million), with a special focus on the medium and large corporate segments, through branches and offices in Italy, Austria and Germany and through foreign trade centres located in Italy.
- Global Transaction Banking (hereinafter, GTB), the Group's international area, specialized in trade finance and cash management, operating through the Banks' network of the Group.
- Leasing.

While maintaining a strong emphasis on sustainable growth mission and value creation over time, the significant slowdown of the international economic and financial environment drove the Corporate Division to temporarily rebase its strategies by launching a number of initiatives. These included addressing the risks resulting from the expected slowdown in the economic cycle thereby providing financial support to corporate customers, and especially SMEs, but also implementing risk management policies with an adequate and sustainable return on capital invested and a revision of business model consistent with the policy of further cost containment.

These initiatives belong to a structured project of the Corporate Division, the C.R.E.D.O project, which will be fully developed throughout 2009. The project focuses on 5 main areas as basis for the Corporate Division's strategy to address the crisis: "C" (Cost Savings) + "R" (Risk Management) + "E" (EVA™) + "D" (Deposits and internal cash flow) + "O" (Optimisation of RWA).

Financial performance

The gradually deteriorating economic environment has only partially impacted the results of the Corporate Division reporting in Q1 2009 a decline of 3.3% in **operating profit** compared to the same period of the previous year.

The positive performance of **net interest income** (+4.6% y/y) only partially offset the downward trend of net **non-interest income** (-24.5% y/y), which was adversely affected by a slowdown in trading profit and income from the sale of hedging products, as well as higher securitisation. **Revenues** for Q1 2009 totalled €1,536 million representing a decrease of €51 million y/y (-3.2%; -9.3% compared to Q4 2008).

Net interest income growth n the three countries , mainly in Germany (+9.8%) and Austria (+7.9%), was driven by a selective approach in new loans origination, higher profitability, and increase in customer deposits, which grew by 8% y/y (including securities in issue).

Q1 2009 **operating costs** reached €508 million, down both versus the same period of the previous year (-3.1%) and versus Q4 08 (- 5.6%). Costs level, also in the first quarter of this year, is determined by management's focus on cost containment and the effectiveness of measures implemented in all countries starting in 2008.
Payroll costs decreased by about 12 million y/y and 16 million versus previous quarter; **other operating costs** decrease by 3.9% y/y (-10 million) and - 17 million versus Q4 2008.

Net impairment losses on loans and provisions rose by €442 million y/y, due to asset quality deterioration aligned with markets trend in Italy (+€294 million y/y), in Germany (+€35 million y/y), in Austria (€45 million y/y) and in the Leasing area (€67 million y/y). Substantial alignment versus Q4 2008 due to the provisioning on specific positions reported at the end of 2008.

Investment income result versus Q4 2008 affected by an extraordinary gain reported in Italy at the end of 2008.

As a result of these phenomena, in March 2009 **profit before taxes** reached a level of €338 million, a decrease of about

Income Statement (€ million)

CORPORATE DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
Operating income	1,536	1,693	- 9.3%	1,587	- 3.2%
Operating costs	-508	-538	- 5.6%	-524	- 3.1%
Operating profit	1,028	1,155	- 11.0%	1,063	- 3.3%
Net write-downs on loans	-674	-671	+ 0.4%	-232	+ 190.5%
Profit before tax	338	637	- 46.9%	838	- 59.7%

Corporate (CONTINUED)

60% y/y and 47% versus Q4 2008. Loan deterioration and the negative external environment affected the year-on-year comparison, while net write down on loans are substantially aligned with Q4 2008.

EVA reached a level of €-85 million (-130% y/y at €282 million), and **RARORAC** -2.62% in comparison to 8.65% of previous year. These results are driven by the above trend, mainly impacted by net write down on loans.

Due to the combined impact of the containment of cost (-3.1% y/y) and of the slowdown of total revenues in the first quarter 2009 (-3.2% y/y), the **cost/income ratio** reached 33.1% at March 2009, with a slight increase of 10 bp versus previous year.

Division's **loans** are slightly decreasing in comparison to December 2008 (-1.3%) while y/y they show an increase of 2% thanks to the performance in Germany (+8%) and Austria (+3.6%).

The special emphasis placed on areas with low capital absorption. is reflected in **deposits from customers** growth, which rose by 4.2% versus December 2008 and by 8% y/y (including securities in issue) driven by the increase reported in Italy.

Total **FTEs number** at March 2009 is 12,213 with a decrease of 181 FTEs y/y thanks to successful integration of Capitalia Corporate Business.

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
CORPORATE DIVISION	03.31.2009	12.31.2008	AMOUNT	%
Total Loans	314,273	311,606	2,667	+ 0.9%
o.w. with customers	*259,312*	*262,690*	*-3,378*	*- 1.3%*
Customer deposits (incl. Securities in issue)	130,703	125,394	5,309	+ 4.2%
Total RWA	195,380	196,154	-774	- 0.4%
RWA for Credit Risk	186,705	188,323	-1,618	- 0.9%

Breakdown of loans by country and deposits (€ million)

CORPORATE DIVISION	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
	03.31.2009	12.31.2008	%	03.31.2009	12.31.2008	%
Italy	115,347	117,427	- 1.8%	66,775	57,976	+ 15.2%
Germany	63,138	63,684	- 0.9%	36,030	38,088	- 5.4%
Austria	44,985	45,441	- 1.0%	21,588	23,648	- 8.7%
Leasing	35,842	36,138	- 0.8%	6,310	5,682	+ 11.1%
Total	**259,312**	**262,690**	**- 1.3%**	**130,703**	**125,394**	**+ 4.2%**

Key Ratios and Indicators

CORPORATE DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
Operating Income/RWA (avg)	3.10%	3.37%	-27bp	-1.04%	414bp
Cost/Income	33.1%	31.8%	130bp	33.0%	10bp
Cost of Risk	1.03%	1.02%	1bp	0.38%	65bp

Staff Numbers

	AS AT		CHANGE	
CORPORATE DIVISION	03.31.2009	12.31.2008	AMOUNT	%
Full Time Equivalent	12,213	12,394	-181	- 1.5%

Strategies and Business Areas (broken down by geographic area and business)

Strategies

Hereinafter a more detailed description of the key measures taken during Q1 2009 aimed, on the whole, at addressing the risks resulting from the deteriorating economic and financial environment, and in particular, the expected deterioration of credit quality, while still maintaining a strong emphasis on providing support to the real economy and creating sustainable value over the long run.

- **Risk Management**

The measures taken included:
- launch of a centralized unit responsible for the assessment of the creditworthiness of counterparties specialized by industrial sector;
- launch of a restructuring organizational unit in Italy;
- notification of new operating rules to the network for monitoring changes in risks and measures to be taken to mitigate risk.

- **Commercial policy measures (support for SMEs, deposits, EVA)**

The Corporate Division's commercial initiatives mainly focused on:
- **Risk adjusted pricing:** adoption of a standard, binding pricing methodology tied to the customer's risk profile, the type of product offered and cost of funding.
- **Support for SMEs:** continuing financial support to companies, and in particular, small companies, in the Group's key reference markets. Of particular interest is the "Impresa Italia" project, which is aimed at financing investment programmes and strengthening the financial structure of SMEs through the allocation of up to €4 billion in Italy (an increase over the €2 billion allocated initially in 2008) to be disbursed through the joint work of trade associations and Confidi.
- **Push of direct deposit products:** in consideration of the opportunity to procure new liquidity during a period of serious and growing tension in funding markets and to mitigate credit risk resulting from customer deposits left with the bank.
- **Monitoring of portfolios with negative EVA contribution:** implemented, in particular, by aligning pricing terms to the respective customer risk profile and by providing incentives for cross-selling activities.

- **RWA optimisation**

Specific commercial measures have been taken to provide greater controls over changes in Risk Weighted Asset evolution, and specifically:
- reduction/withdrawal from lending positions with non-core/negative EVA customers;
- emphasis on products with less capital absorption (e.g., factoring);
- containment of exposure to heavy industry sectors (e.g., global shipping) and increase in exposure to sectors with lower capital absorption (e.g., services);
- push of government-guaranteed promotional loans;
- other measures such as minimising unused credit lines, monitoring collateral, immediate intervention in the event of late repayments.

- **Cost controls**

In addition to the comprehensive operating expense controls implemented in Q1 2009, major initiatives include the identification of possible measures for rationalising costs aimed at achieving greater efficiency in the network in keeping with the weak market environment.

Results by area and business lines

Italy (Excluding Leasing)
Q1 2009 **operating income** reached €772 million (-2.4% y/y and -13.4% versus Q4 2008). In detail, **net interest income** totalled €635 million (+€26 million y/y, -€23 million compared to Q4 2008) as a result of the decrease in market rates in the last months; **service income** reached €137 million (-€45 million y/y, -€96 million from Q4 2008), and was negatively affected by the decline in sales of hedging products, payment services and corporate finance operations.

Q1 2009 **operating costs** at €246 million, better both than Q1 2008 (-€21 million y/y thanks to the full deployment and achievement of Capitalia integration synergies) and than Q4 2008 (-1.2%).

Net write down on loans totalled €427 million in Q1 2009, with an increase of €294 million versus Q1 2008 and of €77 million versus Q4 2008 due to the widespread deterioration in asset quality aligned with market trend.

Q1 2009 **profit before taxes** reached €84 million, -79% versus Q1 2008. A similar negative trend was reported with respect to the previous quarter: -71% compared to Q4 2008 excluding the capital gain from the sale of Atlantia.

Q1 2009 **cost-income ratio** reached 31.9%, -189 bp versus the same period of the previous year, and 3.9 p.p. higher than Q4 2008.

Germany (excluding Leasing)
In Q1 2009, Germany **operating income** reached €380 million (+€5 million and +1.3% y/y) . Growth in **net interest income,**

Report on operations (Continued)

Corporate (Continued)

which reached 291 million (+€26 million e +9.8% y/y), was driven by positive performance of deposit and loan volume (deposits from customers +2.6%, loans to customers + 8% y/y) and by the positive impact of interest rates trend. Net interest income performance was partly offset by the year-on-year decline in **net non-interest income**, which reached €89 million (-21 milion and -19% y/y), and mainly due to the slowdown in profits from trading and selling hedging products.

Q1 2009, **operating costs** in Germany totalled €136 million, +5.4% versus Q1 2008, due to an increase in payroll costs (mainly as a result of the full implementation of the expansion strategy) and other administrative expenses. However, compared to the previous quarter, operating costs were down by 7.5% due to the efficiency of control of other administrative expenses.

As a result of the changes described, **operating profit** in March 2009 reached €244 million (-0.8% y/y, -2 million).

Net write down on loans were up by €35 milion y/y posting €89 million at the end of March 2009. This growth was due to the overall loan deterioration affecting all Corporate Banking Industry. In comparison to the previous quarter, the improvement of about €76 million was due to the high level of extraordinary items reported in the second half of 2008.

In Germany **profit before taxes** reached a level of €153 million, representing a decrease of -22.3% compared to the same quarter of the previous year (-44 million). Despite positive revenue performance, the increase in costs when compared to March 2008 resulted in an increase of 1.4 percentage points in the **cost-income ratio**; however, this indicator improved by about 1.5 percentage points compared to the previous quarter.

Austria (Excluding Leasing)

In March 2009, **total revenues** in Austria were €219 million -€1 million (-0.5%) y/y and +€5 million compared to the previous quarter. Positive trend of net interest income offset a loss of about €20 million by a subsidiary company posted in dividends.

Excluding dividends, **net interest income** was up by 30.5% y/y (+40 million) mainly due to an increase in deposit and loan volume. However, the increase versus the previous quarter (+13.2%) was due to a rate effect and some one offs. **Net non-interest income**, however, was down year-on-year by about €12 million y/y (-15%) as a result of the downward trend in sales of hedging products and higher securitisation costs. The increase in commissions over the previous quarter was due to the recovery in the sale of hedging products.

Operating costs totalled €66 million, an increase of €3 million versus the same quarter of the previous year, but better compared to Q4 2008 mainly due to seasonality factors.

Based on the above, **operating profit** in March 2009 totalled €153 million, -2.5% y/y and +12.5% compared to Q4 2008.

Net impairment losses post an increase of about €45million as a consequence of the market scenario; the net decrease versus to the previous quarter is attributable to specific positions that had a negative impact on Q4 2008.

Profit before taxes of €93 million was down of 35% y/y (due to the one-off reported under dividends and net write down on loans), while there was a substantial improvement versus the previous quarter due largely to net impairment losses.

The **cost-income ratio** reflected a year-on-year deterioration (+1.5 p.p. from 28.6% of Q1 2008 to 30.1% of 2009) due to a decline in revenues; however, there was an improvement of about 6 p.p. in this indicator compared to Q4 2008.

Leasing

As dictated by its strategy, effective January 1, 2009 **UniCredit Global Leasing** completed the reorganisation of Italian operations through the business combination of Locat SpA with UniCredit Global Leasing SpA.

In keeping with the recent reorganisation of the UniCredit Group, which established a Product Factory role for the Leasing Division, in Q1 2009 top management continued its commitment to maximise cooperation with banks in individual countries by dedicating specific employees to training and disseminating product know-how in the corporate and retail networks.

The new organisational structure emphasises the establishment of an international leasing network in support of customers. In this connection, a new organisational unit (Global Sales Specialist) was established which serves as a point of reference for operating companies in all countries in the management of international leasing transactions and for the development of supranational cooperation agreements with leading industrial and commercial companies (Vendor Leasing Channel).

Staff cost fell by 3% y/y (partly due to contract changes in certain countries) and was down by €4 million from Q4 2008. **Other administrative expense** fell by 25% y/y but was unchanged from Q4 2008. **Operating cost**,reaching €60 million, which represents a 7.7%

reduction y/y; there was a reduction of €2 million from Q4 2008. Top management's commitment to cost control was, this year too, borne out by broadly stable costs.

Due to the gradually worsening macroeconomic situation and the introduction of the IBNR method in all countries, producing an impact of €35 million, **net writedowns on loans** were €98 million in Q1 2009, a sharp increase over Q4 2008.

The company launched a number of initiatives aimed at reducing the impact of the deteriorating economic situation on the company's operating results. To be specific, a special programme was launched as a part of loan restructuring and the remarketing of assets resulting from terminated leases.

Global Transaction Banking

GTB offers products, services and solutions for cash management, e-banking, trade finance and supply chain management as well as complex structured trade and export finance solutions. Products and services offered range from cash management and cash pooling for companies to forfeiting and ECA-covered loans and commodity trade finance.

GTB targets corporate customers and financial institutions, and in 2008 enhanced its divisional structure within the UniCredit Group by expanding the service model and operations to 22 countries (through Group banks) with a sales organisation consisting of about 2,000 dedicated specialists and over 4,000 correspondent banks.

Using a "multi-local" approach, this area is capable of offering tailored products and services in the domestic market and cross-border solutions with state-of-the-art advanced technological features.

In 2008, the GTB Division managed €3.5 billion in payments and 110,000 import and export letters of credit, and maintained its position as a leader in transaction banking operations in continental Europe.

The updating of technological platforms to the requirements of the SEPA European directive and the development of a single platform for payments in the euro zone will make it possible to offer customers the advantages of this initiative in 2009 without the need for further human resources or IT investments. Customers will be able to use the platform for UniCredit Group payments for all credit transfer transactions in all 31 SEPA countries. Also this year, the necessary implementation procedures will be issued that are needed for the SEPA Direct Debit (SDD) component which UniCredit will make available starting in November 2009.

Report on operations (CONTINUED)

Private Banking

Introduction

The operations of the Private Banking Division primarily target high net worth private customers and provide advisory services and solutions for wealth management using a holistic approach. The Division uses traditional channels that are typical of this customer segment (private bankers located in branches throughout the countries) as well as innovative distribution models such as networks of financial consultants and online banking and trading services.

Total Financial Assets (€ billion)

PRIVATE BANKING DIVISION	AMOUNTS AS AT		CHANGE ON DEC 08		AMOUNTS AS AT	CHANGE	
	03.31.2009	12.31.2008	AMOUNT	%	03.31.2008	AMOUNT	%
Total Assets	**172.6**	**178.7**	**-6.1**	**-3.4%**	**206.4**	**-33.8**	**-16.4%**
Ordinary Assets	146.5	150.5	-4.0	-2.6%	167.1	-20.6	-12.3%
AuM	*51.7*	*53.2*	*-1.5*	*-2.8%*	*69.8*	*-18.1*	*-25.9%*
AuC	*57.4*	*58.7*	*-1.2*	*-2.1%*	*59.8*	*-2.3*	*-3.9%*
Deposits (inc. Repos)	*37.1*	*38.3*	*-1.3*	*-3.3%*	*37.2*	*-0.1*	*-0.4%*
AuA and Other	*0.3*	*0.3*	*n.s.*	*0.4%*	*0.3*	*n.s.*	*4.7%*

The external environment, which is still heavily affected by the financial market turmoil of recent months, was characterized by the continuing customer propensity for liquid or low-risk instruments, a sharp decline in interest rates and aggressive competition for customers' cash assets. In this environment, the Division, which is dedicated to satisfying these needs to support the value of its customers' portfolios, continued its policy of rigorous, targeted reductions in operating costs, thereby making it possible to partially stem the significant drop in revenues as a result of the external factors noted.

Financial Performance

Financial asset growth was affected by the performance of financial markets, which, since the beginning of the year, have continued to report losses, although at lower rates of change than those during the last quarter of the previous year. In March 2009, the main stock market indices were down further from figures in December 2008: **S&P/MIB -18.4%, DAX 30 -15.1%, ATX -3.1%**. Given the continuing unstable environment, the asset management area, which was heavily tested in 2008, is still reporting declines although at a slower pace than the lows reached in Q4 2008: mutual fund stocks were down by about 4% in Italy and Austria and by 1.9% in Germany and the system-wide net sales reported outflows of about €13 billion in Italy, €3 billion in Austria and €1 billion in Germany.

Against this backdrop, as at March 31, 2009, total **financial assets under management and administration** (just under **€173 billion**) were down by **3.4%** from the year-end, pro-forma[1] figure for 2008, and had declined by **16.4%** from the same quarter of the previous year[1].

Excluding extraordinary items[2], the decrease from year-end 2008 figures was **2.6%**, which was totally due to a negative performance effect estimated at about **€3.9 billion** during the quarter. Market conditions also had a modest impact on the net sales[2] figure for Q1 2009, which was an outflow of about **€0.1 billion**. There were further outflows from the asset management area (-€0.5 billion) resulting from customers' growing aversion to risk, and following events at the end of 2008, there were also decreases in cash instruments (deposits and repos, -€1.2 billion) due in part to growing interest-rate pressure from competitors. These outflows were not completely offset by the inflow of assets under administration (+€1.6 billion).

As at March 31, 2009, the composition of **financial assets**[2] remained largely stable compared to figures for the previous year-end, with assets under management representing about 35% of total assets, assets under administration about 39% and deposits (including repos) about 25%.

In terms of profitability performance, in Q1 2009 the Private Banking Division generated **operating profit** of **€107 million**, a reduction of **7%** from the previous quarter and of **30.5%** from the same period of the previous year. This was made possible by stemming not only the particularly adverse impact of the economic and financial situation on fees and commissions, but also the impact of the change in the curve of market rates on net interest income with rigorous cost containment measures.

1. The total of financial assets in 2008 was reported on a pro-forma basis for the customers transferred from the former Capitalia banks to UPB and in Germany for the transfer of some customers (primarily institutional) to Corporate.
2. This figure excludes extraordinary transactions meaning those, which, due to their timing, large size and little or no profitability, are not attributable to ordinary company operations.


Percentage breakdown of financial assets[2] as at March 31, 2009
0.2
25.3
35.3
39.2
Assets under management
Assets in custody
Deposits and Repos
Assets under admin and other assets

2. See note on previous page.

At **€320 million** revenues were down by **6.2%** from the previous quarter. To be specific:

- **Net interest income** was down by about **4%** due to the combined effect of a decrease in average deposit volume and a sharp decline in rates during the quarter (average 1-month Euribor dropped by over 200 basis points);
- **Net non-interest income** dropped by **8%** mainly due to the movement in net fees and commissions **(-8%)**, and was heavily affected by lower recurring commissions from assets under management as a result of the decrease in assets, and by a slowdown in trading operations that had benefited from extraordinary market volatility in the fourth quarter, and especially in October 2008.

Compared to the same period in 2008, revenues in Q1 2009 were down by **15.6%** as a consequence of the sharp reduction in net fees and commissions **(-34%** approximately) which was only partially offset by the positive performance of net interest income (**+17%** approximately).

Income Statement (€ million)

PRIVATE BANKING DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
Operating income	320	341	- 6.2%	379	- 15.6%
Operating costs	-213	-226	- 5.8%	-225	- 5.3%
Operating profit	107	115	- 7.0%	154	- 30.5%
Profit before tax	99	91	+ 8.8%	165	- 40.0%

The continuation of effective **operating cost** containment measures also generated benefits in the first quarter of the current year: this item totalled **€213 million**, a decline by **5.8%** from the previous quarter and by **5.3%** from the same period of the previous year. Reductions were reported in the area of **payroll costs** (-4% approximately from the previous quarter) due in part to a **staff** reduction of 84 FTEs from the December 2008 figure, and in the area of **administrative expenses** (-7% approximately). It should be noted that all the Division's business units were able to cut costs quickly by taking measures to limit structural and discretionary direct expenses to support highly unstable profitability on the revenue side.

The **cost-income ratio** for the quarter stood at **66.6%**, slightly increasing compared to the figure of Q4 2008.

Profit before taxes totalled **€99 million**, an increase by **8.8%** from the previous quarter due to lower provisions for risks and charges, which were affected by non-recurring events at the end of 2008.

The Division's **EVA** for the quarter was equal to €46 million, decreasing 35,4% y/y.

Staff Numbers

PRIVATE BANKING DIVISION	AS AT 03.31.2009	AS AT 12.31.2008	CHANGE AMOUNT	CHANGE %
Full Time Equivalent	4,395	4,479	-84	- 1.9%

Key Ratios and Indicators

PRIVATE BANKING DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
ROA, bp (*)	86bp	87bp	-1bp	87bp	-1bp
Cost/income	66.6%	66.3%	30bp	59.4%	720bp
Operating costs/ Total Financial Assets (**)	57bp	58bp	0bp	52bp	6bp

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

Report on operations (CONTINUED)

Private Banking (CONTINUED)

Business areas

The Division's new organisational structure was launched at the beginning of 2009. The goal is to provide specialised business areas in an effective and efficient manner and to address the unique character of operations in various geographic areas. The division is broken down into two global business areas, i.e., Asset Gathering (which includes Fineco in Italy, DAB in Germany and DAT in Austria) and Private Banking International (which is assigned the units operating in Switzerland and Luxembourg), and three regional business areas: PB Italy, PB Germany and PB Austria. Below are key figures for each of these.

Percentage breakdown of operating profit as at March 31, 2009


32.9
37.7
10.0
5.8
13.6
PB ITALY
PB GERMANY
PB AUSTRIA
PB INTERNATIONAL
ASSET GATHERING

Total Financial assets in **Private Banking Italy** totalled about €70 billion; the €57 billion in ordinary financial assets dropped by about **2.6%** from the beginning of the year, and nearly all of this decline was due to an overall negative performance effect on assets of about **€1.5 billion**. Ordinary net sales for the quarter were close to zero with the positive inflow for the administered component (just over €0.6 billion) offsetting the outflow of assets under management. From a financial standpoint, operating profit was about **€41 million**, a slight increase over the previous quarter (**+1%** approximately). Despite the growth in net interest income (**+5%** approximately), revenues were down by about 4% as a result of lower net commissions (**6%** approximately), the decrease of which was mainly attributable to lower recurring revenues on assets under management. Operating costs were down by about **7%** partly due to seasonality and partly as a result of specific containment measures. The **cost-income ratio** dropped from about **62%** in Q4 2008 to about **60%**, an improvement of over 2 percentage points. UniCredit Private Banking ended the quarter with net profit of about €18 million, more than double the figure for the previous quarter, due to a sharp increase in operating profit (+23% approximately) and lower provisions for risks and charges.

Private Banking Germany ended Q1 2009 with nearly €25 billion in total financial assets, with a decline in the ordinary component (€23 billion as at March 31, 2009) of about **5%** from the previous quarter, taking into account €0.7 billion in terms of the negative performance effect. There was a net ordinary outflow of about €0.6 billion which was heavily affected by major outflows of deposits (-€0.7 billion). Moving to operating results, total revenues were down by **10%** from Q4 2008 with a sharp decrease in net interest income (**-17%**), resulting from the decline in deposits noted above (especially time deposits) and the narrowing of spreads and a more modest decrease in net non-interest income (**-5%** approximately). The reduction in revenues was accompanied by an increase in operating costs (**+4%** approximately) because of booking on 1Q 2009 of some non recurrent costs. As a result, operating profit totalled about **€15 million** representing a decrease of about **34%**.

In **Austria** as at March 31, 2009 financial assets totalled about €14 billion, a decrease of about **1%** from the beginning of the year involving all areas. There was a net inflow of **€20 million** thanks to inflows of assets under management and administration that offsetting the decrease in deposits and other assets under administration. In terms of profitability, operating profit totalled about **€6 million**, compared to about €4 million for the previous quarter, as a result of slightly revenue slowdown (of about 1%) and a significant reduction in operating costs (**-14%** approximately) in the area of payroll costs and other administrative expenses.

As at March 31, 2009 the **Private Banking International** business area reported total financial assets of about €16 billion including about €5.6 billion in ordinary assets. The latter were on a downward trend from the previous quarter (**-1%** approximately) due to a negative performance effect (-€30 million) and a net negative outflow of over **€20 million**, with a negative contribution from deposits (-€30 million) and asset under management (-€34 million) which was partially offset by the inflow of assets under administration. From a financial standpoint, operating profit for Q1 2009 stood at **€11 million** compared to about €5 million for the previous quarter driven by good revenue performance (**+33%** approximately) resulting from growth in net commissions (**+15%** also due to seasonal components) and lower trading profits due to the fair value valuation of swaps (€1.4 million compared to €6 million in Q4 2008), but also in net

interest income (**+3%** approximately). Here again benefits were derived from operating cost containment policies (**-6%** approximately).

Total Financial assets in the **Asset Gathering** business area totalled about €51 billion as at March 31, 2009. The ordinary component (€48 billion) down (**-2%** approximately) from year-end 2008 due entirely to a negative performance effect of about €1.5 billion. The net ordinary sales for Fineco and the DAB Group totalled **€0.6 billion** due to a strong inflow in assets under administration (+€0.8 billion) which offset outflows of cash-based assets. The operating profit of this business area totalled about **€36 million** (Fineco **€30 million**, DAB Group **€6 million**), a decrease of about **19%** from the previous quarter. The decline in revenues (**-12%** approximately) was partly brought about by the decrease in net interest income (**-5%** approximately, mainly due to the impact of the interest rates situation on Fineco) and partly by net commissions (**-15%** approximately due to reduced trading operations, along with market trend, that were only partially offset by Fineco's higher up-front commissions). In terms of operating costs, there was a decrease of about **9%** which was more pronounced at DAB (-11% approximately) than at Fineco(-8% approximately) involving both payroll costs and other administrative expenses. The **cost-income ratio** stood at **68.2%**, an increase over the **65.9%** for the previous quarter.

Introduction

The Asset Management Division operates under the Pioneer Investments brand. Pioneer is a wholly-owned subsidiary of UniCredit with international operations and an 80-year tradition of managing customer assets.

As the partner of leading financial institutions worldwide, the Division offers a complete range of innovative financial solutions, including mutual funds, hedge funds, asset management, institutional portfolios and structured products.

The Asset Management industry experienced considerable outflows as a consequence of market conditions in 2008 and early 2009. Pioneer continued to be impacted by market effect in equity and credit related assets, the Madoff fraud and outflows in Q1 2009.

Financial Performance

In Q1 2009, the Asset Management Division reported **Operating profit** of €67 million, a reduction of €31 million or 31.6%, from Q4 2008.

Operating income totaled €181 million in Q1 2009, a reduction of 15.0% from Q4 2008.

In Q1 2009, **Profit before tax** was €68 million, a reduction of 29.2% from the Q4 2008 figure of €96 million.

Q1 results reflect a negative trend in **Assets under Management** (AuM), impacted by the market turmoil which started in 2008. Net commissions declined by 15% in Q1 2009, mainly driven by lower average AuM (which contracted by 12% from Q4 2008) and by a slight decrease in profitability related to switching from stocks and equity funds to balanced and flexible funds in the asset mix.

Operating costs for Q1 2009 were down by 0.9% from Q4 2008 due to the combined effect of:

- lower **variable expenses** due to the reversal of previous year bonuses (€16 million, included in Q1 2009), partly compensated by higher payroll vis-à-vis Q4 2008, since the latter benefited from a substantial reversal of long-term incentive plans (€30 million);
- a 12.1% reduction in other **administrative expenses** (the run rate decreased by about €2 million per month);
- lower **amortization**, due to the write-down of PRIMEO intangible assets (€14 million) in Q4 2008.

Income Statement (€ million)

ASSET MANAGEMENT DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
Operating income	181	213	- 15.0%	316	- 42.7%
Operating costs	-114	-115	- 0.9%	-118	- 3.4%
Operating profit	67	98	- 31.6%	198	- 66.2%
Profit before tax	68	96	- 29.2%	224	- 69.6%

Report on operations (Continued)

Asset Management (Continued)

Q1 run rate costs were lower by 16% from Q4 2008.

Q1 2009 **Operating profit** was lower by €131 million, a reduction of 66.2% from Q1 2008. The negative variance was mainly due to lower **Operating income**, down to €181 million as a consequence of a sharp contraction of AuM (-32.1%), partly offset by lower **Operating costs** (down by 3.4%) thanks to tight cost control.

For the first quarter 2009 the **cost-income ratio** stood at 63%, worsening from the previous quarter due to the deterioration in operating income mainly caused by the negative performance of the markets.

The division's performance was reflected in value indicators: **EVA** decreased to €37 million in Q1 2009 from €139 million in 1Q08 (-73,3% y/y), and **RARORAC** was 41,56%.

At the end March 2009, the Asset Management Division had 2,066 **Full Time Equivalent** (FTE) employees, a reduction of 99 employees compared to year-end 2008.

Key Ratios and Indicators

ASSET MANAGEMENT DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
ROA, bp (*)	43bp	44bp	-2bp	50bp	-7bp
Cost/income	63.0%	54.0%	900bp	37.3%	n.s.
Operating costs/ Total Financial Assets, bp (**)	27bp	24bp	3bp	19bp	8bp

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

Staff Numbers

ASSET MANAGEMENT DIVISION	AS AT		CHANGE	
	03.31.2009	12.31.2008	AMOUNT	%
Full Time Equivalent	2,066	2,165	-99	- 4.6%

Business Lines (by products, markets and Group entities)

In Q1 2009 Pioneer Investments' net sales were negative by €9.3 billion (-€12.4 billion in Q4 2008) throughout all divisions. Net outflows decreased by 25% in comparison with Q4 2008.

Assets under management stood at €154 billion, down by 7.5% since the beginning of the year due to the combined effect of both negative sales (-5.6%) and markets (-2.8%).

Total Financial Assets (€ billion)

ASSET MANAGEMENT DIVISION	AMOUNT AS AT		CHANGE VS DEC '08		AMOUNT AS AT	CHANGE VS MAR '08	
	03.31.2009	12.31.2008	AMOUNT	%	03.31.2008	AMOUNT	%
Total Financial Assets	**163.7**	**176.6**	**-12.9**	**- 7.3%**	**237.6**	**-73.9**	**- 31.1%**
Asset under management	**154.2**	**166.7**	**-12.5**	**- 7.5%**	**227.1**	**-72.9**	**- 32.1%**
- Italy	84.3	89.1	-4.8	- 5.4%	118.1	-33.8	- 28.6%
- US	27.8	29.7	-1.9	- 6.4%	39.5	-11.7	- 29.7%
- International	5.4	5.9	-0.5	- 9.1%	11.5	-6.1	- 53.5%
- Germany	20.3	24.1	-3.8	- 15.5%	33.8	-13.5	- 39.8%
- CEE	3.9	4.7	-0.8	- 17.3%	9.0	-5.1	- 56.4%
- Austria	12.5	13.2	-0.7	- 5.9%	15.2	-2.7	- 17.8%
Asset under administration	**9.5**	**9.9**	**-0.4**	**- 3.8%**	**10.5**	**-1.0**	**- 9.3%**

AuM by distribution area (%)


2.5
8.1
13.2
3.5
54.7
18.0
Italy
US
International
Germany
CEE
Austria

USA

The division ended the quarter with net outflows of €1 billion (-€710 million in Q4 2008). AuM counted for €27.8 billion ($37 billion), decreasing by 6.4% (-10.5% in USD) since the beginning of the year due to negative market effect (-7.5%) and net sales (-3.7%). Positive (+4.8%) was the FX effect thanks to USD recovery during 2009.

Net of Vanderbilt Q1 2009 AuM stood at €19.5 billion ($26 billion) decreasing by 3.0% since the beginning of the year, of which -10% related to net sales and +7% to market effect.

Italy

Assets decreased by 5.4% during the period, standing at €84.3 billion due to net outflows of €4.3 billion (-€9.4 billion in Q4 2008) and negative market effect of €494 million. Net flows were negative for all products - with the sole exception of Traditional Insurance. Net outflows affected all distribution channels, and in particular the Retail (-€3 billion) and Wholesale (-€1.3 billion) segments.

Pioneer Investments' market share further decreased from 16.15% to 14.97% since the beginning of the year.

Germany

Germany division ended the quarter with total negative net sales of €1.8 billion (€347 million positive in Q4 2008), mainly in the institutional channel. AuM amounted to €20.3 billion, decreasing by 15.5% since the beginning of the year, due to both negative market effect (-8%) and net flows (-7.5%).

In addition to assets under management, the division also encompasses assets under administration of €3.9 billion.

International

There was a negative trend of sales in almost all International division's areas, with the sole exceptions of Spain (+€57 million) and France (+€22 million). Total net outflows of the division were €0.6 billion (-€1.3 billion in Q4 2008). Assets were €5.4 billion, a reduction of 9% during the quarter, mainly due to negative net sales (-10.6%).

CEE

The division closed the quarter with net outflows of €0.2 billion (-€0.9 billion in Q4 2008), mainly focused in Poland (-€205 million), where Pioneer Pekao confirmed its leadership in the Asset Management market (market share 15.71%).
Positive net sales were reported only in Hungary (+€57 million).
Assets under management, mainly located in Poland, fell to €3.9 billion, decreasing by 17.3% since the beginning of the year due to both negative market performance (-13%) and net outflows (-4.2%).

Austria

The division reported negative net sales in all channels totaling €1.3 billion (-€398 million in Q4 2008).
At the period end assets under management were €12.5 billion, decreasing by 5.9% during the period due to net outflows (-9.5%), while the market effect was positive (+3.6%).
In addition to the mentioned assets under management, the division also encompasses assets under administration of €5.6 billion.

Alternative Investments

Alternative Investments division ended the period with total net outflows of €1.2 billion (-€1.5 billion in Q4 2008); negative net flows were reported in all fund categories. Sales figures and AuM are already included in the detailed results of the other business areas.

Total assets in Hedge Funds amounted to €2.6 billion, decreasing by 25.1% since the beginning of the year due to negative net sales (-34.3%) only partially offset by a positive market effect (+9.2%).

Report on operations (CONTINUED)

Markets and Investment Banking

Better Positioned for the Market Developments

In the first three months of 2009 the wholesale banking industry saw some first positive signs. The decline in the global fee pool was significant, but may be stabilising.
Trading revenues continued to be weak in equities, but stabilised in fixed income. Rates trading revenues were strong, with high margins, although volumes have begun to fall.

Strong trends seen in January and February in debt underwriting were consolidated - investment grade underwriting was very strong in March, both in terms of volume and number of deals, while high-yield fees grew strongly after a weak start of the year. Although equity underwriting data was weak for the quarter as a whole, in March a definite improvement was seen (driven by rights issues rather than IPOs).

Although there are some small grounds for optimism, we remain cautious about the outlook for the full year, given that the industry's revenue line is less than half its 2007 level.

Against this backdrop, it was extremely important that MIB had started a repositioning and reorganization process already in 2008.

The reorganization has three main pillars: focus on core clients and core products, consolidation of risk taking activities and optimization and increased efficiency in the rest of the business.

With a reduction in non-core locations and activities, a strong reduction in proprietary trading and businesses with high volatilities, the aim is to have a leaner but more focused and less volatile MIB business.

Furthermore, an optimization of sizing levels in MIB is planned in order to remain aligned with the changed market realities by adapting staffing levels - with an expected reduction of approximately 1,000 FTE in 2008 and 2009 - in order to ensure continued competitiveness.

At the end of the first quarter 2009, MIB Division FTEs were 3,177 , showing already a staff reduction of more than 387 over the last 12 months.

Financial Performance in Q1 2009

The Division started the year 2009 well and managed to generate **revenues** of €684 million in Q1 2009, after negative €613 million in the previous quarter, the second best quarter in the last 18 months.

These revenues originated from the **Markets area** for €515 million and the **Investment Banking** area for €218 million. The **Capital Markets** business line - until now within the **Investment Banking** area and responsible for €113 million of revenues in 1Q09 - has been moved to the **Markets area**, effective 1 January 2009, but continues to be run as a joint-venture with Investment Banking.

Income Statement (€ million)

MIB DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
Operating income	684	-613	n.s.	-336	n.s.
o.w.:					
trading revenues	*-314*	*-1,413*	*- 77.8%*	*-866*	*- 63.7%*
non-trading revenues	*998*	*800*	*+ 24.8%*	*530*	*+ 88.3%*
Operating costs	-317	-340	- 6.8%	-354	- 10.5%
Operating profit	367	-953	n.s.	-690	n.s.
Net write-downs on loans	-112	-405	- 72.3%	-23	+ 387.0%
Profit before tax	189	-1,433	n.s.	-695	n.s.

Balance Sheet (€ million)

MIB DIVISION	AMOUNTS AS AT 03.31.2009	12.31.2008	CHANGE AMOUNT	%
Total RWA	86,663	82,380	4,283	+ 5.2%
RWA for Credit Risk	65,421	63,483	1,938	+ 3.1%

Reported total **operating costs** of €317 million, represented a 10% reduction (or €37 million) compared to the same period last year and a q/q reduction of €23 million or 7%.

This reduction was driven by a further decline in **staff costs**, which were reduced y/y by €30 million or 19%, to a total of €126 million. The decline resulted mainly from decreased fixed compensation expense following the Division's reorganization.

The solid revenue base in combination with reduced costs in Q1 2009 led to an **operating profit** - total revenues less total costs - of €367 million. Compared to the previous quarter's number of negative €953 million, operating profit delivered a positive €1.3 billion swing.

Risk provisioning cost amonted to €112 million in the first three months of 2009, a substantial decrease from the peak of €405 million seen in the last quarter of 2008, **restructuring costs** amounted to €49 million and **losses on investment** to €17 million.

The MIB Division reported a **pre-tax profit** of €189 million in Q1 2009 compared to a pre-tax loss of €1,433 million in Q4 2008.

In an environment of exceptional market conditions, the Division contributed a slightly negative Economic Value Added (EVA) of €-3 million to the Group.

Key Ratios and Indicators

MIB DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
Operating Income/RWA (avg)	3.24%	-2.94%	618bp	-1.52%	476bp
Cost/Income	46.3%	n.s.	n.s.	n.s.	n.s.
Cost of Risk	0.69%	2.48%	-179bp	0.17%	52bp

Staff Numbers

	AS AT		CHANGE	
MIB DIVISION	03.31.2009	12.31.2008	AMOUNT	%
Full Time Equivalent 100%	3,177	3,349	-172	- 5.1%
Full Time Equivalent proportional	3,141	3,333	-192	- 5.8%

Operating income (economic view[1]) (€ million)

MIB DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
Markets	515	-795	-462	n.s.	n.s.
Investment Banking	218	124	182	+ 75.7%	+ 19.7%
MIB Others	-10	25	20	n.s.	n.s.
Total MIB	**723**	**-646**	**-260**	**n.s.**	**n.s.**

1. Figures in this table do not correspond to accounting data.

Business Lines

Markets

The main business lines within Markets are Rates & FX, Equities, credit related businesses and Capital Markets. The area contributed revenues of €515 million to the divisional result in the first quarter of 2009. The revenue generation was driven by positive contribution from all business lines.

Rates and FX

The business line had a strong start of the year with record revenues generated by Interest Rate Management in January. The overall performance continued to be strong, also supported by EEMEA markets business and enabled revenues of €171 million in Q1 2009. The March decision to pursue quantitative easing in the US as well as spread tightening versus the

Markets and Investment Banking (CONTINUED)

widening seen in February contributed further to these gains.

Capital Markets

DCM: The overall market was characterised by a strong interest especially for high grade corporate issuers as well as a large flow of government guaranteed and public sector issuances. Spreads continued to widen compared with Q4 2008 especially for financial institution and agencies. Despite this spread widening, the first quarter of 2009 was one of the strongest and most active on record for Debt Capital Markets products.

ECM: Despite continued high volatility in the markets, Equity Capital Markets activity in Q1 2009 was characterized by a wave of rights issues starting with financials and moving to cyclical corporates. UK companies represented the bulk of activity, but French and Nordic companies also raised significant amounts of capital. UniCredit's core regions were largely absent from the rush to raise capital with the exception of Germany where UniCredit was mandated in several deals.

Capital Markets Solutions: Capital Markets Solutions, established in 2008 as a strategic initiative, has been consistently successful with its three products: debt solutions, strategic equity solutions and principal solutions and investments. In Q1 2009 the unit showed a very solid performance.

Overall, the Capital Markets business line managed to contribute revenues of €113 million in Q1 2009.

Equities

The Equities and Structured Equities & Commodity Products business lines have been combined into a single business line named Equities to realize synergies and right-size the organization for business opportunities in a challenging 2009.

Cash Equities: as market volumes were weak and volatility was too high for investors to become active again, the cash equity secondary commission business result was weak in Q1 2009. Low trading activity in Western Europe and EEMEA markets caused a massive drop in cash equity sales business compared to Q1 2008 which was the strongest quarter in 2008. Beyond that our cash equity trading activities have been significantly reduced to solely client-driven business.

Equity Derivatives: although customers remained cautious, January kick-started with equity derivatives delivering a solid performance in Q1 2009. Our strict risk management based on experienced traders and sophisticated systems proved to be a success factor in managing the volatile market. The franchise business was very strong and by diversifying our customer base and adapting quickly to the changed customer requirements the unit was able to realize substantial profits.

In total, the Equities business line generated revenues of €112 million in the first quarter of 2009 compared to a negative revenue contribution of €142 million in Q4 2008.

Credit Markets

Global government fiscal and monetary actions are creating increasing levels of investor confidence for both ABS and corporate securities. These improved market conditions are also being reflected in higher trading results. Within Structured Credit, retail distribution of simple "linear" credit-linked notes was a strong contributor of revenues especially in Germany. In addition, Credit Markets put an increased focus on "crossing trades" as an alternative to outright position taking, as current market conditions provide opportunities to generate revenue from the facilitation of these relatively riskless trades between customers.

Overall, the total credit related business, including Credit, the discontinued Relative Value Arbitrage, ring-fenced ABS portfolio and Management Attention portfolio, contributed positive revenues of €119 million in the first quarter of 2009.

Investment Banking

The main business lines within Investment Banking are Financing, Regional Investment Banking units, Financial Institutions Group and Principal Investments. The Investment Banking area contributed revenues of €218 million to the divisional result in the first quarter of 2009, an increase of revenues by 20% compared with the first quarter of 2008. This revenue generation was predominantly driven by Financing and Regional Investment Banking units.

Financing

The ongoing crisis in the key economies for this business line continued to be a challenge throughout the first quarter 2009. The approach to new business remained very selective, with a strong focus on profitability, risk management and support for our core clients in core regions. Remarkable deals in Q1 2009 were especially seen in the area of Corporate transactions where MIB teamed up with the Corporate Banking Division to support core clients of the Group to meet their financing requirements.

The Financing business line managed to contribute revenues of €162 million in Q1 2009, an increase of 17% compared with the same period of the last year.

Regional Investment Banking units
With a revenue contribution of €44 million compared to €39 million in Q1 2008 (+13%), the Regional Investment Banking units were able to contribute solid revenues in the first quarter 2009.

2009 started with several high profile DCM transactions and large transactions with high-grade customers, especially in Germany. We have also seen opportunities in the following areas: transactions aimed at strengthening companies' financial structure through both private and public capital raising, disposal of non-core assets to reduce leverage, refinancing/restructuring of existing debt through the banking or the debt capital markets channels.

CEE (Central Eastern Europe) was still showing great potential for MIB business and offered a number of opportunities to increase market shares since most major investment banks have reduced their CEE presence significantly. Investor confidence seemed to bottom out slowly after the G20 meeting and the positive outcome with regard to IMF funding.

Financial Institutions Group (FIG)
The markets experienced a surge in risk aversion and therefore refinancing for banks remained difficult. Market development was focused on balance sheet repair solutions for financial institutions in order to enhance core capital whereas subordinated debt markets remain rather closed. M&A was slow in spite of a number of divestitures by large financial institutions to unlock capital.

Nevertheless, the FIG business line managed to increase activities and generated revenues of €16 million in the first quarter of 2009.

Principal Investments (PI)
PI bundles the Group's investment activities in alternative assets, particularly Private Equity and Hedge Funds. After several strong years the business continued to be significantly affected by the financial crisis in 2009.

The PI business line contributed negative revenues of €12 million in the first quarter of 2009. In the wake of current challenges several initiatives have been tackled with a view to reduce costs and to foster efficiencies across business line.

Report on operations (Continued)

Markets and Investment Banking (Continued)

Well recognized by the markets - proved by a number of awards

UniCredit Group's Markets & Investment Banking won awards for excellence from international magazines and institutions, including Institutional Investor, emeafinance, the Warsaw Stock Exchange and AQ Research.

Financing

- Deal of the Year 2008 Award - for Pre-Export Finance Facility in favour of KERNEL TRADE LLC, Ukraine (awarded to UniCredit; Trade Finance Magazine)
- Deal Of The Year 2008 Award - for Pre-Export Finance Facility in favour of OJSC MCC Eurochem, Russia (awarded to UniCredit; Global Trade Review)
- Sustainability Award - for St Nikola Wind Farm ("2008 Achievement Award" - awarded to UniCredit; emeafinance)
- Sustainability Award - for St Nikola Wind Farm ("2008 Project Finance Award" - awarded to UniCredit; emeafinance)

Investment Banking Eastern Europe (Selection)

- Best Investment Bank in Poland ("2008 CEE & CIS Banking Award" - awarded to UniCredit CAIB Poland; emeafinance)
- Best IPO Deal in CEE ("2008 Achievement Award" - awarded to UniCredit; emeafinance)
- Best EMEA M&A Deal ("2008 Achievement Award" - awarded to UniCredit; emeafinance)
- Warsaw Stock Exchange Award for the largest number of new companies listed on the WSE (awarded to UniCredit CAIB Poland; Warsaw Stock Exchange)
- Warsaw Stock Exchange Award for the biggest total volume of IPOs (awarded to UniCredit CAIB Poland; Warsaw Stock Exchange)
- Warsaw Stock Exchange Award for the highest value of new issues of listed companies (awarded to UniCredit CAIB Poland; Warsaw Stock Exchange).

Equities

- #1 "Certificate House of the Year" (Audience Award; awarded to UniCredit; Certificate Award Austria)
- #3 "Certificate of the Year" (awarded to UniCredit; Certificate Award Austria)
- #3 "Austrian Product of the Year" (awarded to UniCredit; Certificate Award Austria)

Research

- Multiple Awards in the Institutional Investor 2009 All-EMEA Client Survey (awarded to UniCredit; Institutional Investor)
  - # 1 CE3 Markets
  - # 2 EMEA Utilities
  - # 3 Russia
  - # 3 EMEA Strategy
  - # 3 EMEA Macro
  - # 3 EMEA Metals & Mining
  - # 3 EMEA Oil & Gas
  - EMEA Banks Runner-up position
  - EMEA Telecommunications Runner-up position
  - EMEA Chemicals Runner-up position
- Overall Winner for the six most accurate company forecasts in the Austrian region (awarded to UniCredit; AQ Research)
- # 2 Earnings Estimator For Austrian Stocks (awarded to UniCredit; StarMine)

DCM

- Covered Bond House 2008 - by Euroweek
- Covered Bond House 2008 - by IFR

CEE and Poland's Markets Area

Within a scenario of CEE growth still uncertain, UniCredit Group operates in an environment significantly impacted by the world-wide financial crisis.
The CEE region, however, presents a heterogeneous picture: countries with wide external financing gaps will continue to face downward pressure on economic growth and more challenging market prospects. This group includes the Baltic States, Bulgaria, Hungary and Ukraine. On the other hand, there are countries such as the Czech Republic, Poland and Turkey with lower external financing gaps, greater policy flexibility and therefore stronger medium-term recovery prospects.

In the first quarter of 2009, UniCredit Group's CEE banks continued to show positive profit growth, in spite of more difficult conditions. Due to the currently challenging business environment, the group focused on several measures to maintain its profitability in CEE, such as tightening credit risk management rules, constant monitoring and managing of liquidity positions and a policy of strict cost containment, including a moratorium of further branch openings in 2009. As the clear market leader in CEE, UniCredit Group remains however committed to its presence and continues to believe in the region's long-term prospects.

UniCredit Group's presence in the CEE region comprises banking operations in 19 countries and representative offices in three more.
A major strength of UniCredit Group's CEE banks is their strong local roots combined with close cooperation with the Group's product factories. An important goal is maintaining customer satisfaction at high levels to ensure sustainability in customer relationships as a necessary basis for value creation.

Report on operations (Continued)

CEE

Financial Performance

Following an excellent performance in 2008, the CEE Division generally maintained its strong momentum in the first quarter of 2009 despite the world-wide market turbulence. While economic conditions in the various countries differ widely, the Central Eastern Europe (CEE) business segment has generally still been characterized by healthy growth. Business volume and results continued to develop steadily over the past quarters. Cost efficiency has been kept at a high level and risks have remained within our expectations.

In the first quarter of 2009 the CEE Division of UniCredit Group achieved an **operating profit** of €720 million, outpacing the comparable 2008 results by 43% or 64% at constant exchange rates. Against Q4, the increase was 13.7%, at constant rates.

The result of the Division was again driven by **total operating income**, reaching €1,196 million in the first quarter of 2009, outperforming the comparable quarter of 2008 by 17% (+33% at constant rates). Given the current market situation with its high volatilities in FX- and interest rates, the growth of income in the first quarter of 2009 was largely attributable to a very strong **trading profit** which increased by more than five times over the first quarter of 2008, to €176 million in the first quarter of 2009, now representing approximately one sixth of the overall operating income. **Net interest income** (as reported) of €759 million increased by 22% and **fee & commission income** of €254 million by 10.6% (both at constant rates) over the comparable period in 2008. These positions were affected both by more moderate growth in the underlying business volumes and by the increase of refinancing costs characterizing the current financial environment.

The market-driven slowdown in business and revenue growth was very quickly and effectively counterbalanced by strict cost management: **operating costs** in the first

Income Statement (€ million)

CEE DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08 ACTUAL	CHANGE % ON Q1 '08 AT CONSTANT FX RATE
Operating income	1,196	1,323	- 9.6%	1,019	+ 17.4%	+ 33.2%
Operating costs	-476	-612	- 22.2%	-514	- 7.4%	+ 3.5%
Operating profit	720	711	+ 1.3%	505	+ 42.6%	+ 63.5%
Net write-downs on loans	-332	-215	+ 54.4%	-103	+ 222.3%	+ 279.4%
Profit before tax	386	485	- 20.4%	419	- 7.9%	+ 4.9%
Profit (Loss) for the period	309	368	- 16.0%	325	- 4.9%	+ 7.9%

Balance Sheet (€ million)

CEE DIVISION	AMOUNTS AS AT 03.31.2009	AMOUNTS AS AT 12.31.2008	CHANGE AMOUNT	CHANGE %
Total Loans	74,604	76,935	-2,331	- 3.0%
o.w. with customers	*63,047*	*64,208*	*-1,161*	*- 1.8%*
Customer deposits (incl. Securities in issue)	48,407	50,100	-1,693	- 3.4%
Total RWA	75,118	76,073	-955	- 1.3%
RWA for Credit Risk	65,399	66,953	-1,554	- 2.3%

Key Ratios and Indicators

CEE DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
Operating Income/RWA (avg)	6.33%	6.90%	-57bp	5.74%	59bp
Cost/Income	39.8%	46.3%	-650bp	50.4%	-1060bp
Cost of Risk	2.09%	1.31%	78bp	0.78%	131bp
Tax rate	19.9%	24.1%	-420bp	22.4%	-250bp

Staff Numbers

CEE DIVISION	AS AT 03.31.2009	AS AT 12.31.2008	CHANGE AMOUNT	CHANGE %
Full Time Equivalent (KFS group 100%)	55,046	56,066	-1,020	- 1.8%
Full Time Equivalent (KFS Group proportional)	44,913	45,884	-971	- 2.1%

quarter of 2009 therefore actually fell by 7% versus the first quarter of 2008. Cost efficiency thus further improved substantially as expressed by a cost-income ratio of only 39.8% for the first three months of 2009, compared to the 50.4% reported in the first quarter of 2008.

Reflecting the adverse market conditions, **risk provisions** had to be substantially increased in the first quarter of 2009, to €332 million, up by 222% over the same period last year.

Combined with the effect of lower exchange rates in most of the CEE countries from the first quarter of 2008, the CEE Division's **profit for the period** of €309 million for the first quarter of 2009 therefore remains 5% below the results of the comparable quarter. Net of exchange rate effects, this however still represents an increase of the net profit by 8% over the first quarter of 2008, thus reinforcing the successful development of the division based on the continued operating business growth.

Consequently at current exchange rate CEE Division's **EVA** amounts to €98 million, slightly down y/y.

Business Lines

Turkey

Yapı Kredi (YKB) is the fourth-largest private bank in Turkey. Through a customer-centric strategy and segment-based service model, YKB delivers a comprehensive array of retail, SME, corporate, commercial, and private banking products and services as well as asset management, leasing, private pension, insurance, and brokerage services. As of Q1 2009, with 856 branches, YKB has the fourth largest branch network in Turkey and a market share of 9.8%. In addition, the bank has the third largest ATM network in Turkey as well as award-winning internet and telephone banking applications.

In the first 3 months of 2009, the worsening of the global macroeconomic environment continued. In Turkey, the downward trend in inflation and weak demand allowed the Central Bank of Turkey to continue pursuing the easing cycle it had started towards the end of 2008 and undertake aggressive rate cuts. Starting from November 2008, the Central Bank has cut rates by 625 bps to 10.5% as of Q1 2009. For the banking sector, this resulted in an environment of widening margins with positive net interest margin evolution driven by rapid reduction in deposit rates. Due to the sharp slowdown which started in H2 2008 and continued in Q1 2009, asset quality deterioration continued in the sector driven mainly by SME and credit cards.

In light of this operating environment, YKB maintained its conservative risk approach, focus on profitability and continuous emphasis on efficiency and cost containment in Q1 2009. While confirming its long-term commitment to growth, the bank continued the additional cost containment and asset quality actions it had started in M9 2008 as well as focusing on maintaining adequate levels of capitalization and liquidity to cope with increasing market volatility.

Results

The aggressive rate cuts by the Central Bank led to positive net interest income evolution at YKB with 46% y/y growth in Q1 2009 at constant exchange rates, especially driven by sharp reduction in TL deposit costs. Fee and commission income remained resilient with 19% y/y growth driven by re-pricing of credit card and lending related fees. As a result, positive revenue growth of 9.3% y/y was recorded in Q1 2009. Cost growth was contained with 5.2% y/y growth at constant exchange rates driven by a disciplined approach and continued implementation of the measures which were put in place as early as M9 2008 to offset the negative impact of low visibility and the high level of uncertainty in the macro/sector outlook on revenues and asset quality. As a result, cost/income decreased from 47.6% in Q1 2008 to 38.4% in Q1 2009.

In Q1 2009, YKB maintained its strong position in terms of capitalization, liquidity, and funding. Driven by strong emphasis on liquidity and flat/slightly contracting loan volumes, YKB maintained a comfortable funding position with a Q1 2009 loans to deposits ratio of 97.5% (vs 97.4% at YE 2008) on a consolidated basis.

In lending, driven by the macroeconomic slowdown and uncertainty leading to lack of demand by consumers and increased focus on risk management by banks, the sector witnessed a slight contraction in volumes. In line with this trend, Yapı Kredi's loan book and 10.6% market

Report on operations (Continued)

CEE (Continued)

share in total loans remained flat driven by a slight contraction in TL loans (-1.9%) and flat FX loan volumes in USD terms. In deposits, again in line with sector trends, the bank recorded a slight contraction in total volume (-0.2%) driven by a decline in TL deposits. YKB's market share of total deposits as of Q1 2009 was 9.4%.

Asset quality deterioration, which started towards the beginning of H2 2008 and accelerated in Q4 2008, continued in the early months of 2009. This deterioration was driven by credit cards, SME and consumer loans, while corporate/commercial segments remained quite stable. YKB's NPL ratio, which was 4.3% at the end of 2008, has increased to 5.2% as of Q1 2009. YKB is continuing to take firm steps in controlling the deterioration in asset quality with a more prudent approach in consumer, SME and FX-denominated lending and actions in monitoring, collections and restructuring.

Retail Customers

Retail banking, which comprises the private individuals and SME segments, recorded a slight contraction of 1.2% ytd (+28% y/y) in loans driven by the low level of demand in the sector due to low visibility and the contraction in GDP. 48% of total retail loans were generated by SMEs and 52% by individuals. In terms of revenues, retail banking recorded 27% y/y growth driven by a positive net interest income trend due to rate cuts by the Central Bank. YKB recorded a slight increase in consumer loans in Q1 2009 despite the low level of demand in the sector, driven by mortgages. The bank's strong emphasis on improving customer satisfaction and support for its clients in this segment continued to produce a rise in the total number of retail customers which reached €6.1 million.

In Q1 2009, in recognition of the strength of Yapı Kredi's private banking, Euromoney World selected Yapı Kredi as "The Best Bank in Turkey" in terms of private banking. In credit cards, The Banker recognized *World*, Yapı Kredi's credit card brand, as one of the top ten credit card brands in the world in terms of brand value.

Commercial/Corporate Customers

In the commercial segment (turnover of between US$3m and US$50m) and the corporate segment (turnover above 50m USD), Yapı Kredi maintained its conservative approach and focus on profitability in Q1 2009. In terms of volumes, loans remained relatively flat with 0.8% growth ytd (+35% y/y) in Q1 2009. In terms of revenues, the commercial and corporate segment recorded an increase of 41% y/y driven by significant upward repricing of cash and non-cash lending since Q1 2008. The bank maintains its focus on strengthening its structured sales approach with client visits and product penetration targets. Commercial and corporate banking contributes 23% of the Bank's total revenues and 41% of total customer business.

Russia

In Q1 2009 the Russian economy experienced the full effect of the economic downturn with industrial output and investment contracting by nearly 15% y/y in February 2009, mostly suffering from the effects of massive $130bn capital flight in Q4 2008. In February retail sales decreased by 2.4% y/y slipping into negative territory for the first time since 1999. As a result, the Russian Economic Development Ministry expects GDP to fall 7% in Q1 2009.

The Q1 2009 has also seen a turnaround in ruble devaluation trend, which gained support from a rebound in oil prices. Stabilization of the exchange rate has also led to substantial easing in capital flight, which slowed to $38.8bn in Q1 2009, down from $130.6bn in Q4 2008, and practically ceased by the end of the quarter.

For the banking sector the year started quite positively, mostly due to upward revaluation of FX denominated assets; however the situation turned negative in February. Although the banking sector recorded around 4.2% growth YTD, total assets contracted in nominal terms in February for the first time since the beginning of financial turmoil in early autumn 2008. Both consumer and corporate lending volumes slumped in February m/m by 1.6% and 0.4% respectively.

Serious signs of credit quality problems appeared in an accelerated delinquency rate in both corporate and retail lending business. According to the CBR, the share of overdue loans in the total portfolio increased from 2.12% as of January 1, 2009 to 2.8% as of March 1, 2009.

Total assets are assumed to grow by 7 to 8% y/y in 2009; corporate and retail lending is expected to grow by 8% y/y and 1.5% y/y respectively.

ZAO UniCredit Bank is one of Russia's top universal banks and consistently pursues a conservative risk and liquidity policy which gives the bank reliable financial standing even in the event of market turmoil. With total assets of €13.4 billion the bank ranks among the country's 10 largest banks by total assets. The bank currently maintains a countrywide network of 105 outlets including a representative office in Minsk, Belarus, serving more than 620,000 individual and SME clients and about 4,200 corporate clients with

its comprehensive banking products and services.

ZAO UniCredit Bank is one of the few major Russian banks to have signed a special agreement with the Central Bank of Russia to stabilize the Russian Banking System. The Central Bank's initiative is directed at supporting and strengthening the country's financial system to fight the consequences of global capital crisis by providing guarantees to large banks that are fundamental to the system to cover their activity on the inter-bank loans market.

Results

In the first quarter of 2009 the bank achieved a gross operating profit of €122m which at constant exchange rates exceeds the result for the same period last year by 102%. The good performance was driven by higher business volumes as a consequence of increased regional coverage. Dynamic network development is a fundamental pillar of UniCredit strategy in Russia. In spite of the financial turmoil in the markets, UniCredit Bank continued its regional expansion in Moscow and other regions. In the first three months of 2009 new offices were opened in Perm, Ufa, Liptesk, Miass and Taganrog, as well as six new outlets in Moscow and five in St. Petersburg. Since Q1 2008 the total network has increased from 31 to the present 105 outlets. The number of staff increased in the same period by 23% to 3,742 employees.

Q1 2009 revenues of €171 million were higher by 61% y/y (at constant exchange rates). The increase was driven by strong flows of interest income and commissions as well as strong trading gains.

Total assets rose to €13.4 billion and were 51.1% higher compared to Q1 2008. Driven by both, retail and corporate loans, gross loan volume rose by 37.9% to €9.2 billion over Q1 2008 and deposits increased in the same period by 25.6% to €6.5 billion. During the first quarter of 2009 total assets only slightly increased by 1.5% due to conservative loan growth of 2.1%, while deposits increased during this period by 17.1%.

Corporate business

Corporate business is still the core business of the bank. Although lending activities were subdued in the last two quarters due to market uncertainties the corporate portfolio of €6.9 billion grew by 46.3% over Q1 2008. Customer deposits amounted to €5.3 billion and exceeded Q1 2008 by nearly 36%. Since beginning of the year the loan portfolio grew moderately by 3.7%, corporate deposits however increased during this period by almost 22%.

In light of the current economic environment the current business priorities are clearly focused on preserving core relationships with a selective industrial approach and special attention to credit risk. Strong emphasis is put on non-cash risk and transactional business.

Retail business

The strengthening of retail banking is a key strategic target of ZAO UniCredit Bank. The bank successfully continued the dynamic development of recent years. Consequently the total loan portfolio as of Q1 2009, primarily consisting of car loans and residential mortgages, amounted to €1.79 billion which exceeded Q1 2008 by 40.7%. The contribution from the regional network outside Moscow and St. Petersburg is steadily increasing. Due to deterioration of the economic environment lending business was severely reduced during the last two quarters resulting in a decrease of the portfolio of 2.6% since beginning of the year.

To cope with the current market conditions the bank put a strong emphasis on accelerated development of fee-based and liability side products as well as on optimization of the current business model to further improve the high standards of client service.

Report on operations (CONTINUED)

Poland's Markets

Introduction

The Poland's Markets Division manages the UniCredit Group's operations in Poland and Ukraine.

Bank Pekao is one of **Poland's** leading banks in terms of total assets (market share of 12.7% as of December 31, 2008), loans to customers and assets under management. The bank has a nationwide network of 1,037 branches, a strong presence in all the country's major cities and Poland's biggest ATM network together with Euronet consisting of 3,300 ATM's (1,899 ATMs owned by the bank are available to customers of UCG banks free of charge), enabling the Bank's customers to have full flexibility and easy access to bank channels all over the country.

In **Ukraine** Pekao SA controls 100% of UniCredit Bank Ltd., which has a market share slightly above 1% in terms of total assets and loans. Corporate Banking and Custody are the core business of UniCredit Bank Ltd., contributing about 85% of revenues. The Retail Greenfield project start-up phase was completed during 2008, reaching 61 branches. The project included implementation of the integrated IT platform, consisting of a network, a local core and ATMs, along with a customized integration layer and front-end, a central back office, a new call center and a standardized branch model designed according to best-practice international standards.

Income Statement (€ million)

POLAND'S MARKETS DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08 ACTUAL	CHANGE % ON Q1 '08 AT CONSTANT FX RATE
Operating income	374	452	- 17.3%	542	- 31.0%	- 12.8%
Operating costs	-207	-254	- 18.5%	-245	- 15.5%	+ 6.6%
Operating profit	167	198	- 15.7%	297	- 43.8%	- 28.7%
Net write-downs on loans	-20	22	n.s.	-13	+ 53.8%	+ 100.0%
Profit before tax	157	231	- 32.0%	269	- 41.6%	- 26.1%
Profit (Loss) for the period	126	191	- 34.0%	220	- 42.7%	- 27.9%

Balance Sheet (€ million)

POLAND'S MARKETS DIVISION	AMOUNTS AS AT 03.31.2009	AMOUNTS AS AT 12.31.2008	CHANGE AMOUNT	CHANGE %
Total Loans	20,786	23,319	-2,533	- 10.9%
o.w. with customers	*18,444*	*19,870*	*-1,426*	*- 7.2%*
Customer deposits (incl. Securities in issue)	20,710	22,390	-1,680	- 7.5%
Total RWA	23,217	24,957	-1,740	- 7.0%
RWA for Credit Risk	19,634	21,292	-1,658	- 7.8%

Key Ratios and Indicators

POLAND'S MARKETS DIVISION	2009 Q1	2008 Q4	CHANGE % ON Q4 '08	2008 Q1	CHANGE % ON Q1 '08
Operating Income/RWA (avg)	6.21%	6.93%	-72bp	6.50%	-29bp
Cost/Income	55.3%	56.2%	-90bp	45.2%	1010bp
Cost of Risk	0.42%	-0.42%	84bp	0.26%	16bp
Tax rate	19.7%	17.3%	240bp	18.2%	150bp

Staff Numbers

POLAND'S MARKETS DIVISION	AS AT 03.31.2009	AS AT 12.31.2008	CHANGE AMOUNT	CHANGE %
Full Time Equivalent	21,207	21,406	-199	- 0.9%

Financial Performance

At March 31, 2009 the Poland's Markets Division posted **YTD profit** for the period of €126 million representing a decrease of 22.5% q/pq at constant exchange rates.

The Division's **YTD operating income** totaled €374 million in Q1 2009, a decrease of 2.7% q/pq at constant exchange rates. The result composed of:

- **net interest income** of €205 million lower by 17.8% q/pq in Q1 2009 YTD at constant exchange rates primarily due to the decreasing interest rates,
- **non interest income** of €169 million grew by 25.4% q/pq at constant exchange rates mainly thanks to higher SWAP points and other income.

Operating costs under strict control, lower by 2.6 % q/pq. The cost income ratio up to 55.3% in Q1 2009, mainly due to pressure on revenues side partially offset by cost cutting program.

At the end of March 31, 2009 the Division's **loans to customers** amounted to €18.4 billion, up by 4.0% compared to December 31, 2008, at constant exchange rates. **Deposits from customers** (including securities in issue) increased by 4,3% in that period.

At the end of March 31, 2009, there were 21,207 FTE **employees**, a reduction of 199 FTE from December 2008, mainly driven by natural attrition in Bank Pekao.

During 2008, UniCredit Bank has shown higher than market growth in corporate and retail business volumes as a result of the synergies achieved thanks to merger of UniCredit Bank and HVB Bank Ukraine concluded in September 2007. Since first signals of deterioration of market environment appeared, strict measures were put in place in order to even more carefully control operations of UniCredit Bank, especially in risk management area. Also in 2008 several actions in cost management area were undertaken aiming at achieving cost saving with focus on both HR and Non-HR expenses. In Q1 2009 there was no further expansion of the network.

Business Performance

Corporate Business

Bank Pekao is perceived as a market leader in the corporate segment in Poland. Corporate Banking has continued the strategy of further strengthening its leading position in the market, however carefully considering increasing cost of capital. These goals were realized through building individual cross-selling strategies and selective acquisition focused on the most prospective customers. The efforts were reflected in growing loan volume and stabilized customers' deposits base. Bank has constantly developed its offer, in particular related to transactional services (trade finance, cash management, electronic, banking services). In the I Quarter of 2009 a new functionality of the electronic banking system PekaoBIZNES24 was implemented.
The Global Finance honored Bank Pekao S.A. with the title of Best Trade Finance Provider in year 2009.

Retail Business

Total savings of the Retail Division grew by 4,7% q/pq, due to substantial growth of deposits by 7,7% q/pq with negative influence of market conditions on mutual funds volumes (-11,5%). The deposit growth was supported by the marketing campaign of savings account Dobry Zysk (Good Profit) and a launch of a new line-up of Eurokonto packages with wide spectrum of accounts fitting needs of all consumer segments.

Total loans increased in this period by 3% thanks to continuous commercial focus supported also by Easter marketing campaign of consumer loans. Successful results in sales allowed to increase stock of consumer loans by 3.3% q/pq. In Q1 2009 sales of mortgage loans to retail customers increased as well with strong focus on the improvement of the profitability of new production. Stock of the mortgages in PLN currency increased by 4,8% q/pq .

In Q1 2009 Bank Pekao received the award for year 2008 „Bank przyjazny dla przedsiębiorców" ("Bank friendly towards entrepreneurs") for the development of the product offer and improvement of the quality of service in SME segment.

Report on operations (CONTINUED)

Subsequent Events and Outlook

Subsequent Events

The **Board of Directors** of UniCredit Group approved on April 28th, 2008 upon proposal of the CEO a series of appointments in its top management team which will have effect from May 1, 2009. In particular:

- Mr Ranieri de Marchis, Group Chief Financial Officer (CFO), becomes Head of Audit, directly reporting to the Board of Directors;
- Mrs Marina Natale, Head of Private Banking Division, becomes Group CFO and Manager charged with preparing the company's financial reports;
- Andreas Wölfer becomes Head of Private Banking Division and will keep his current position as Head of Wealth Management activity in Germany.

The **Shareholders' Meeting**, in its **ordinary session**, appointed - on the basis of lists - the Directors for the financial years 2009-2011, with term in office expiring on the date of the Shareholders' Meeting called to approve the 2011 financial statements and determined their number in 23 members.

The **Shareholders' Meeting**, in its **extraordinary session**, approved the assignment of profits to the Shareholders, which will be realized by assigning to shareholders newly issued UniCredit shares ("scrip dividend") deriving from a free capital increase for a total nominal amount of Euro 1,218,815,136.50, by use of distributable reserves and subsequent issue of 2,435,097,842 ordinary shares and 2,532,431 saving shares with unit nominal value of Euro 0.50.

In particular an allocation of 29 new ordinary shares for every 159 already owned ordinary shares and 7 new saving shares for every 60 already owned saving shares is envisaged until will be put at the shareholders' disposal on 21st May 2009 (trading "ex" starting from 18th May 2009).

Outlook

Despite certain initial signs of recovery, it may reasonably be expected that European banks' profitability will continue to be under pressure due to the effects of the financial crisis. On the one hand, cutbacks in planned growth will cause a slowdown in investment by business; on the other, due to the contraction of disposable income, the demand for residential mortgages will likely stagnate.

Indicators relating specifically to Central and Eastern Europe suggest that many countries will see negative growth rates in 2009. In some countries - mainly those of Central Europe - the contraction of growth may be similar in extent to that of Western Europe: it is in fact the result of lower European demand. In other countries of the region certain structural weaknesses could make the impact of the crisis harsher. Recovery is expected at the earliest in the second half, or more likely in 2010, even if some positive signs - the coordinated international response, the beneficial effects of incentives in Western countries, especially in the auto industry, and the benefits of more competitive exchange rates - are already clearly visible.

In such a weak macroeconomic situation, especially for consumption and investment, and with interest rates expected to be broadly stable or falling, the Group's profitability will continue to be under pressure, due especially to lower income from fees and commissions and loan loss provisions. Given these prospects the Group will continue to emphasize its support for households and industry while following the prudent credit assessment policies that have always been a feature of its lending.

The Group will also continue the consolidation and rationalization initiated following the business combinations with HVB and Capitalia, in order to achieve further cost optimization and efficiency gains.

Our investment policy will be more selective, without for this reason missing any growth opportunities, and even greater attention will be given to risk monitoring.

Milan, May 12, 2009

THE BOARD OF DIRECTORS
Chairman
DIETER RAMPL



Managing Director / CEO
ALESSANDRO PROFUMO



Further Information

The consolidated interim report as at March 31, 2009, which is presented in reclassified or condensed form, was prepared under IFRS.

For consolidation purposes, the Accounts as at March 31, 2009 of the Parent Company and subsidiaries were used and were properly reclassified and adjusted to take into account consolidation requirements, and modified as necessary to bring them into line with Group accounting principles.

The quarter under review was considered as a separate period, and thus the income statement reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which the accounts did not fully reflect the reporting of items on an accruals basis, such as certain administrative expenses, the accounting figure was supplemented by estimates based on the budget.

All intercompany balance sheet and operating figures of a material amount were eliminated. All unreconciled amounts were posted to other assets or liabilities or to net other income/expenses, if not related to interests or commissions.

This quarterly report is not audited by the external auditors.

Declaration by the Nominated Official in charge of drawing up Company Accounts

The undersigned, Marina Natale, in her capacity as the nominated official in charge of drawing up UniCredit SpA's company accounts

DECLARES

as prescribed by §154bis, 2 of the Testo unico delle disposizioni in materia di intermediazione finanziaria [the "Single Financial Services Act"] that the Consolidated Interim Report at March 31, 2009 agrees with the documentary records, ledgers and accounting data.

Milan, May 12, 2009

Nominated Official in charge
of drawing up Company Accounts



Creative concept, Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan
www.mercurioitaly.it

Printed: Grafiche Milani Segrate (Milan)
June 2009

At UniCredit Group we are aware that our business activities have an impact on the environment, and always factor environmental sustainability into our strategic decisions.

In 2009 the greenhouse gas emissions associated with the paper used for the publication of 2008 Consolidated Reports and Accounts and Sustainability Report have been offset by a contribution to a biomass-fueled district heating plant in Italy (Valtellina).

The offsets for the 2008 Consolidated Reports and Accounts and Sustainability Report were executed in association with AzzeroCO$_2$


AzzeroCO2

Pictures

Cover and sorter pages

Courtesy Ferruccio Torboli (UniCredit Group)


SELECTED SECONDARY FIBERS
CHLORINE
FREE
NEUTRAL
HEAVY METAL
ABSENCE
CE 94/62
LONG-LIFE

Printed on paper certified CoC-FSC 000010 CQ Mixed sources



www.unicreditgroup.eu